DRAFT
                                                                        1/24/96

   As filed with the Securities and Exchange Commission on January 26, 1996.

                                                        Registration No. 2-28183
                                                                        811-1600

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Pre - Effective Amendment No. ____

                        Post - Effective Amendment No. 26


                               KEYSTONE OMEGA FUND
                  (formerly named Keystone America Omega Fund)
               (Exact Name of Registrant as Specified in Charter)


                200 BERKELEY STREET, BOSTON, MASSACHUSETTS 02116
                    (Address of Principal Executive Offices)

                                  617-338-3200
                        (Area Code and Telephone Number)

                          Rosemary D. Van Antwerp, Esq.
                           Keystone Investments, Inc.
                               200 Berkeley Street
                           Boston, Massachusetts 02116

                     (Name and Address of Agent for Service)

         Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

         The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal year ended December 31, 1995 was filed with the Securities and Exchange Commission on January 25, 1996.

         It is proposed that this filing will become effective on February 25, 1996 pursuant to Rule 488.

#101606d8

                               KEYSTONE OMEGA FUND


                       CONTENTS OF REGISTRATION STATEMENT



    This Registration Statement contains the following pages and documents:

                                   Front Cover

                                  Contents Page

                            The Cross-Reference Sheet


                                     PART A
                                     ------

                             Letter to Shareholders

                    Notice of Special Meeting of Shareholders

                           Prospectus/Proxy Statement


                                     PART B
                                     ------

                       Statement of Additional Information


                                     Part C
                                     ------

                                Other Information

                                 Indemnification

                                List of Exhibits

                                  Undertakings

                                   Signatures

                                    Exhibits

                               KEYSTONE OMEGA FUND


                              CROSS REFERENCE SHEET



Pursuant to Rule 481(a) under the Securities Act of 1933




                                           Prospectus/Proxy Statement
Form N-14 Item No.                         Caption
------------------                         ---------------------------
Part A

1        Beginning of Registration         Cross-Reference Sheet; Front
         Statement and Outside Front       Cover
         Cover Page of Prospectus

2        Beginning and Outside Back        Table of Contents
         Cover Page of Prospectus

3        Fee Table, Synopsis               Synopsis; Principal Risk
         Information and Risk              Factors; The Reorganization
         Factors

4        Information About the             Synopsis; The Reorganization
         Transaction

5        Information About the             Information About the Funds;
         Registrant                        Additional Information About
                                           the Funds

6        Information About the             Information About the Funds;
         Company Being Acquired            Additional Information About
                                           the Funds

7        Voting Information                Inside Front Cover Page; The
         Reorganization; Information
                                           About the Funds

8        Interest of Certain               Additional Information About
         Persons and Experts               the Funds

9        Additional Information            Not Applicable
         Required for Reoffering
         by Persons Deemed to be
         Underwriters

                                          Statement of Additional Information
Form N-14 Item No.                        Caption
------------------                        -----------------------------------
Part B

10       Cover Page                       Cover Page

11       Table of Contents                Cover Page

12       Additional Information           Cover Page; Statement of
         About the Registrant             Additional Information of
                                          Registrant

13       Additional Information           Not Applicable
         About the Company Being
         Acquired

14       Financial Statements             Financial Information


                                          Other Information
Form N-14 Item No.                        Caption
------------------                        ------------------
Part C

15       Indemnification                  Indemnification

16       Exhibits                         Exhibits

17       Undertakings                     Undertakings

                                     PART A

March 1996

Dear Shareholder:

We are writing to you, as a loyal shareholder of Keystone Hartwell Growth Fund, to explain an important proposal for the Fund and to ask for your support.

Despite a successful long-term record, achieved by following a disciplined strategy of growth stock investing, the Fund has not grown sufficiently to achieve the economies of scale that increasingly are necessary for successful mutual funds. As a result, the Fund's Board of Trustees unanimously has endorsed a proposal that the Fund be acquired by, and effectively merged with, Keystone Omega Fund. This would be a tax-free transaction under the Internal Revenue Code.

Keystone Omega Fund also has established a successful long-term record by following a disciplined style in investing in stocks of growth companies.1 Since Keystone assumed responsibility for the Omega Fund in 1989, the Fund's portfolio manager has been Maureen Cullinane, a Senior Vice President and leader of Keystone's Growth Stock Team.

Because we think it is important that you understand this proposal, we have included in this package the most recent Prospectus and Annual Report for Omega Fund. The Prospectus explains the Fund's objective, risks and fees, while the Annual Report includes a thorough discussion of the Fund's investment discipline and record, which should be helpful to you in evaluating the proposal. The proposal itself is described in detail in the accompanying Proxy Statement.

It is extremely important that you vote, no matter how many shares that you own. This is an opportunity to voice your opinion on a matter that affects your Fund. Voting promptly also helps to reduce the cost of additional mailings.

The Fund's Trustees have scheduled a shareholder meeting on Thursday, April 25, 1996, at 200 Berkeley Street, Boston. You are welcome at this meeting. However, if you are unable attend, you should vote by proxy well in advance. You may vote by completing the enclosed proxy card and returning it in the postage-paid envelope which has been provided. We encourage you to exercise your rights as a shareholder by voting promptly.

If you have any questions about this proposal, please call Keystone Shareholder Services at 1- 800-343-2898. Our representatives are available Monday through Friday from 8 a.m. to 6 p.m.
Eastern time, and would be happy to answer your questions.

Sincerely,

--------
1 For information on the performance records of Keystone Hartwell Growth Fund and of Keystone Omega Fund, see p. -- of the accompanying Proxy statement.

                          KEYSTONE HARTWELL GROWTH FUND
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                Telephone Number (800) 343-2898 or (617) 621-6100


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          To be held on April 25, 1996




To the Shareholders:

         A meeting of the shareholders of Keystone Hartwell Growth Fund ("KHGF") will be held at the offices of Keystone Investment Management Company, 200 Berkeley Street, Boston, Massachusetts, on the 26th Floor, on Thursday, April 25, 1996 at 2:00 p.m. Eastern time for the following purposes:

1. To approve an Agreement and Plan of Reorganization whereby Keystone Omega Fund ("KOF") will acquire all of the assets of KHGF in exchange for Shares of KOF and will assume the liabilities of KHGF, as described in the accompanying Prospectus/Proxy Statement.

2. To transact such other business as may properly come before the meeting and any adjournments thereof.

         Shareholders of record at the close of business as of February 26, 1996 are entitled to notice of and to vote at this meeting and any adjournments thereof.



                                              BY ORDER OF THE BOARD OF TRUSTEES,


                                              Rosemary D. Van Antwerp
                                              Secretary



March 4, 1996



Please complete, date and sign your proxy-NOW-and mail it-TODAY- in the stamped envelope enclosed for your convenience. In order to avoid unnecessary expense or delay, we ask your cooperation in mailing in your proxy. Thank you.

                           PROSPECTUS/PROXY STATEMENT
                                February 26, 1996


                          Acquisition of the Assets of


                          KEYSTONE HARTWELL GROWTH FUND
                200 Berkeley Street, Boston, Massachusetts 02116
                Telephone Number (800) 343-2898 or (617) 621-6100


                        By and in exchange for Shares of


                               KEYSTONE OMEGA FUND
                200 Berkeley Street, Boston, Massachusetts 02116
                Telephone Number (800) 343-2898 or (617) 621-6100




         This Prospectus/Proxy Statement is being furnished to the shareholders of Keystone Hartwell Growth Fund ("KHGF") in connection with a proposal for the tax-free reorganization of the Fund into Keystone Omega Fund. It is proposed that Keystone Omega Fund ("KOF") acquire all of the assets of KHGF in exchange for Shares of KOF and assume the liabilities of KHGF. Immediately following this transfer, Shares of KOF will be distributed to the shareholders of KHGF in place of their Shares of KHGF, and KHGF will be terminated and its Shares cancelled. As a result of the proposed transaction, each shareholder of KHGF will receive that number of full and fractional Shares of the corresponding class of KOF having a total net asset value, on the effective date of the proposed transaction, equal to the total net asset value of that shareholder's Shares in KHGF.

         KOF and KHGF (individually, a "Fund," and collectively, the "Funds") are open-end, management investment companies. KOF is diversified and KHGF is non-diversified. Keystone Management, Inc. manages KOF and Keystone Investment Management Company advises both Funds. KOF seeks maximum growth of capital and KHGF seeks capital appreciation.

         This Prospectus/Proxy Statement sets forth concisely the information about KOF that a prospective investor should know before investing and should be retained for future reference. This Prospectus/Proxy Statement is accompanied by the Prospectus of KOF dated April 28, 1995, as supplemented June 1, 1995, which has been filed with the Securities and Exchange Commission (the "Commission"), is incorporated by reference herein and a copy of which accompanies this Prospectus/Proxy Statement. Additional information about KOF is contained in a Statement of Additional Information ("SAI") dated April 28, 1995, as supplemented June 1,

1995, and in a SAI dated February 26, 1996, relating to the Reorganization, each of which has been filed with the Commission and is incorporated by reference herein. Copies of these SAIs may be obtained without charge by writing to KOF at the address or by calling the telephone numbers listed above. KOF's most recent Annual Report, which has been filed with the Commission, is incorporated by reference herein and a copy of which accompanies this Prospectus/Proxy Statement.

         A Prospectus and SAI containing additional information about KHGF, each dated January 30, 1996, have been filed with the Commission and are incorporated by reference herein. Copies of such Prospectus and SAI may be obtained without charge by writing to KHGF at the address listed above or by calling the telephone numbers listed above.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          KEYSTONE HARTWELL GROWTH FUND
                               200 Berkeley Street
                           Boston, Massachusetts 02116


                         Special Meeting of Shareholders
                            To be Held April 25, 1996




         This Prospectus/Proxy Statement is furnished to shareholders of Keystone Hartwell Growth Fund ("KHGF") in connection with the solicitation of proxies by the Board of Trustees to be used at a meeting of the shareholders (the "Meeting") to be held at the offices of Keystone Investment Management Company, 200 Berkeley Street, Boston, Massachusetts, on the 26th Floor, on Thursday, April 25, 1996, at 2:00 p.m. Eastern time.

         Any proxy that is properly executed and returned in time to be voted at the Meeting, the KHGF Shares represented thereby will be voted in accordance with the instructions thereon. In the absence of such instructions, the proxy will be voted in favor of the approval of the Agreement and Plan of Reorganization (the "Reorganization Agreement") and the transaction described therein, whereby Keystone Omega Fund ("KOF") will acquire all of the assets of KHGF in exchange for Shares of KOF and assume the liabilities of KHGF. The individuals duly appointed as Proxies ("Proxies") may, in their discretion, vote upon such other matters as may come before the meeting or any adjournments thereof. Any shareholder may revoke his or her proxy at any time before it is voted by delivering written notice of revocation or by executing and delivering a later-dated proxy to Rosemary D. Van Antwerp, Keystone Investment Management Company, 200 Berkeley Street, Boston, Massachusetts 02116, or by appearing in person at the meeting to vote his or her Shares. Proxy material is expected to be mailed to KHGF shareholders on or about March 4, 1996.

         When voting proxies on a proposal to adjourn, the Proxies will consider what is in the best interest of all shareholders at that time. Each shareholder will be entitled to one vote for each Share and a fractional vote for each fractional Share held by such shareholder. Shareholders of KHGF of record at the close of business on February 26, 1996 (the "Record Date") will be entitled to notice of and to vote at the Meeting or any adjournment thereof. On the Record Date, there were ____________ Shares of KHGF outstanding.

Vote Required

         Approval of the Reorganization Agreement will require the affirmative vote of the holders of (i) 67% of the Shares represented at the Meeting, if the holders of more than 50% of the outstanding Shares of KHGF are represented, or
(ii) more than

50% of KHGF's outstanding Shares, whichever is less. Shareholders of KOF will not be voting on the approval of the Reorganization Agreement since their approval is not required.


                              IMPORTANT DEFINITIONS


"12b-1 Plan"                          A distribution plan adopted pursuant
                                      to Rule 12b-1 under the Investment
                                      Company Act of 1940, as amended.

"1933 Act"                            The Securities Act of 1933, as
                                      amended.

"1934 Act"                            The Securities Exchange Act of 1934,
                                      as amended.

"1940 Act"                            The Investment Company Act of 1940,
                                      as amended.

"Effective Date"                      The effective date of the
                                      Reorganization contemplated by the
                                      Reorganization Agreement.

"Independent                          Trustees" Those members of the
                                      Board of Trustees of KHGF or
                                      KOF who are not "interested
                                      persons" of such Funds, as said
                                      term is defined in the 1940
                                      Act.

"Hartwell"                            J.M. Hartwell Limited Partnership,
                                      515 Madison Avenue, New York, New
                                      York 10022, a majority-owned
                                      subsidiary of JMH Management
                                      corporation. Keystone has retained
                                      Hartwell to provide subadvisory
                                      services to KHGF.

"Keystone"                            Keystone Investment Management
                                      Company (formerly named Keystone
                                      Custodian Funds, Inc.), 200 Berkeley
                                      Street, Boston, Massachusetts 02116,
                                      a wholly-owned subsidiary of Keystone
                                      Investments. Keystone is the
                                      investment adviser of KHGF and KOF
                                      and of each of the other Keystone
                                      Investments Funds.

"Keystone America Fund                A group of 16 mutual funds with
 Family"                              different investment objectives and
                                      policies that hold themselves out to
                                      investors as being related for
                                      purposes of investments, investor
                                      services and exchange privileges.

"Keystone Investments                 A family of mutual funds with varying
 Funds"                               investment objectives and policies,
                                      managed, advised or
                                      administered by Keystone and/or
                                      an affiliate of Keystone.
                                      Currently, there are more than
                                      30 Keystone Investments Funds,
                                      including KHGF and KOF.

"Keystone Investments"                Keystone Investments, Inc. (formerly
                                      named Keystone Group, Inc.), 200
                                      Berkeley Street, Boston,
                                      Massachusetts 02116. Keystone
                                      Investments owns all of the
                                      outstanding shares of Keystone.
                                      Keystone Investments is owned by an
                                      investor group composed of current
                                      and former members of management and
                                      certain employees of Keystone
                                      Investments and its affiliates.

"Keystone Management"                 Keystone Management, Inc., 200
                                      Berkeley Street, Boston,
                                      Massachusetts 02116, a wholly-owned
                                      subsidiary of Keystone. Keystone
                                      Management is the investment manager
                                      of 20 Keystone Investments Funds,
                                      including KHGF and KOF.

"KHGF"                                Keystone Hartwell Growth Fund, 200
                                      Berkeley Street, Boston,
                                          Massachusetts 02116.

"KIRC" Keystone Investor Resource Center, Inc., 101 Main Street, Cambridge, Massachusetts 02142, a wholly-owned subsidiary of Keystone. KIRC is the transfer agent and dividend disbursing agent for each of the Keystone Investments Funds, including KHGF and KOF.

"KOF"                                 Keystone Omega Fund, 200 Berkeley
                                      Street, Boston, Massachusetts 02116.

"Meeting"                             The Special Meeting of KHGF
                                      Shareholders to be held on Thursday,
                                      April 25, 1996.

"Principal Underwriter"               Keystone Investment Distributors
                                      Company (formerly named Keystone
                                      Distributors, Inc.), 200 Berkeley
                                      Street, Boston, Massachusetts 02116,
                                      a wholly-owned subsidiary of
                                      Keystone. The Principal Underwriter
                                      is the principal underwriter of KHGF
                                      and KOF and of each of the other
                                      Keystone Investments Funds.

"Reorganization"                      The proposed transaction contemplated
                                      by the Reorganization Agreement.

"Reorganization Agreement"            The Agreement and Plan of
                                      Reorganization between KHGF and KOF,
                                      dated January 16, 1996, pursuant to
                                      which KOF will acquire all of the
                                      assets of KHGF in exchange for Shares
                                      of KOF and will assume the
                                      liabilities of KHGF.

"Shares" The Shares of beneficial interest of KOF, KHGF and the other Keystone Investments Funds.


                                    SYNOPSIS


Description of the Proposed Transaction

         The Board of Trustees of each Fund, including each Fund's Independent Trustees, have unanimously approved the Reorganization Agreement, which provides for the transfer of all of the assets of KHGF to KOF in exchange for Shares of KOF as well as the assumption of KHGF's liabilities by KOF. (The proposed transaction is hereinafter referred to as the "Reorganization".)

         The aggregate net asset value of KOF Shares to be issued in exchange for the assets of KHGF will be equal to the net asset value of KHGF on the effective date of the Reorganization (the "Effective Date") (as defined in "The Reorganization--Agreement on Transfer of Assets"). Immediately following the transfer of assets and liabilities of KHGF to KOF, Shares of KOF will be distributed to the shareholders of KHGF, then KHGF will be dissolved. KHGF Shares will be cancelled, and KHGF will be terminated. Each shareholder in KHGF will receive that percentage of the total number of the corresponding class of KOF Shares received by KHGF equal in amount to that shareholder's percentage interest in KHGF on the Effective Date.

         The Reorganization will effectively combine the two nearly identical Funds, each of which currently issues three classes of Shares, into a single fund offering three classes of Shares.

         For the reasons set forth below in "The Reorganization--Reasons for the Proposed Transaction", the Board of Trustees of KHGF, including the Independent Trustees, has concluded that the Reorganization would be in the best interests of the shareholders of KHGF and has further determined that the interests of the existing shareholders of KHGF will not be diluted as a result of the Reorganization. Accordingly, the Board recommends A VOTE FOR the approval of the Reorganization.


                             COMPARISON OF THE FUNDS


Fee Table

         The fee table set out below shows the current fees for each Fund and pro forma fees for KOF after giving effect to the proposed transaction. The purpose of the fee table is to assist shareholders in understanding the costs and expenses that he or she is expected to bear directly or in directly in KOF after giving effect to the proposed transaction.

                                             Keystone Omega Fund


                                            Class A Shares             Class B Shares            Class C Shares
                                            Front End                  Back End                  Level
SHAREHOLDER TRANSACTION EXPENSES            Load Option                Load Option(1)            Load Option(2)
                                            --------------             --------------            --------------
Sales Charge . . . . . . . . . . . . . .      5.75%(3)                 None                      None
 (as a percentage of offering price)
Contingent Deferred Sales Charge . . . .      0.00%(4)                 5.00% in the first        1.00% in the
 (as a percentage of the lesser of                                     year declining to         first year and
  cost or market value of shares                                       1.00% in the sixth        0.00% thereafter
  redeemed)                                                            year and 0.00%
                                                                       thereafter

Exchange Fee (per exchange)
 (per exchange)(5)                          $10.00                     $10.00                    $10.00


--------
1 Class B shares purchased on or after June 1, 1995 convert tax free to Class A shares after eight years. See "Class B Shares" for more information.

2 Class C shares are available only through dealers who have entered into special distribution agreements with Keystone Investment Distributors Company, the Fund's principal underwriter.

3 The sales charge applied to purchases of Class A shares declines as the amount invested increases. See "Class A
         Shares".

4 Purchases of Class A shares in the amount of $1,000,000 or more and/or purchases made by certain qualifying retirement or other plans are not subject to a sales charge, but may be subject to a contingent deferred sales charge. See the "Class A Shares" and "Contingent Deferred Sales Charge and Waiver of Sales Charges" sections of the prospectus for each of KOF and KHGF for an explanation of the charge.

5 There is no fee for exchange orders received by the Fund directly from a shareholder over the Keystone Automated
         Response Line ("KARL").  (For a description of KARL, see
         "Shareholder Services.")


                                        6


Annual Fund Operating Expenses(6)
 (as a percentage of average net assets)
Management Fees. . . . . . . . . . . . .    0.75%                      0.75%                     0.75%
12b-1 Fees . . . . . . . . . . . . . . .    0.13%                      1.00%7                    1.00%(7)
Other Expenses . . . . . . . . . . . . .    0.50%                      0.54%                     0.55%
                                            -----                      -----                     -----
Total Fund Operating Expenses. . . . . .    1.38%                      2.29%                     2.30%
                                            =====                      =====                     =====

Examples(8)                                 1 Year                     3 Years                   5 Years                   10 Years
                                            ------                     -------                   -------                   --------
You would pay the following expenses
on a $1,000 investment, assuming
(1) 5% annual return and (2) redemption
at the end of each period:
         Class A . . . . . . . . . . . .   $71                        $ 99                      $129                       $214
         Class B . . . . . . . . . . . .   $73                        $102                      $143                        N/A
         Class C . . . . . . . . . . . .   $33                        $ 72                      $123                       $264
You would pay the following expenses
on a $1,000 investment, assuming no
redemption at the end of each period:
         Class A . . . . . . . . . . . .   $71                        $ 99                      $129                       $219
         Class B . . . . . . . . . . . .   $23                        $ 72                      $123                        N/A
         Class C . . . . . . . . . . . .   $23                        $ 72                      $123                       $264



                                           Keystone Hartwell Growth Fund

                                           Class A Shares             Class B Shares             Class C Shares
                                           Front End                  Back End                   Level Load
SHAREHOLDER TRANSACTION EXPENSES           Load Option                Load Option(1)             Option(2)
                                           --------------             --------------             ---------------
Sales Charge . . . . . . . . . . . . . .   5.75%(3)                   None                       None
 (as a percentage of offering price)
Contingent Deferred Sales Charge . . . .   0.00%(4)                   5.00% in the first         1.00% in the
 (as a percentage of the lesser of                                    year declining to          first year and
  cost or market value of shares                                      1.00% in the sixth         0.00% thereafter
  redeemed)                                                           year and 0.00%
                                                                      thereafter

Exchange Fee (per exchange)               $10.00                      $10.00                     $10.00
 (per exchange)(5)


--------
6 Expense ratios for KOF and KHGF are for the most recent fiscal years ended December 31, 1995 and September 30, 1995, respectively.

7 Long term shareholders may pay more than the equivalent of the maximum front end sales charges permitted by the National Association of Securities Dealers, Inc. ("NASD").

8 The Securities and Exchange Commission requires use of a 5% annual return figure for purposes of this example. Actual return for the Fund may be greater or less than 5%.



Annual Fund Operating Expenses(6)
 (as a percentage of average net assets)
Management Fees(9) . . . . . . . . . . .    0.78%                      0.78%                     0.78%
12b-1 Fees . . . . . . . . . . . . . . .    0.09%                      1.00%(7)                  1.00%(7)
Other Expenses . . . . . . . . . . . . .    0.98%                      1.00%                     1.00%
                                            -----                      -----                     -----
Total Fund Operating Expenses. . . . . .    1.85%                      2.78%                     2.78%
                                            =====                      =====                     =====

Examples(8)                                1 Year                     3 Years                   5 Years                   10 Years
                                           ------                     -------                   -------                   --------
You would pay the following expenses
on a $1,000 investment, assuming
(1) 5% annual return and (2) redemption
at the end of each period:
         Class A . . . . . . . . . . . .   $75                       $112                      $152                       $262
         Class B . . . . . . . . . . . .   $78                       $116                      $167                         N/A
         Class C . . . . . . . . . . . .   $38                       $ 86                      $147                       $311
You would pay the following expenses
on a $1,000 investment, assuming no
redemption at the end of each period:
         Class A . . . . . . . . . . . .   $75                       $112                      $152                       $262
         Class B . . . . . . . . . . . .   $28                       $ 86                      $147                         N/A
         Class C . . . . . . . . . . . .   $28                       $ 86                      $147                       $311



                                           Keystone Omega Fund Pro Forma


                                            Class A Shares            Class B Shares            Class C Shares
                                            Front End                 Back End                  Level
SHAREHOLDER TRANSACTION EXPENSES            Load Option               Load Option(1)            Load Option(2)
                                            --------------            --------------            --------------
Sales Charge . . . . . . . . . . . . . .    5.75%(3)                  None                      None
 (as a percentage of offering price)
Contingent Deferred Sales Charge . . . .    0.00%(4)                  5.00% in the first        1.00% in the
 (as a percentage of the lesser of                                    year declining to         first year and
  cost or market value of shares                                      1.00% in the sixth        0.00% thereafter
  redeemed)                                                           year and 0.00%
                                                                      thereafter

Exchange Fee (per exchange)                $10.00                     $10.00                    $10.00
 (per exchange)(5)

Annual Fund Operating Expenses(6)
 (as a percentage of average net assets)
Management Fees. . . . . . . . . . . . .    0.75%                     0.75%                     0.75%
12b-1 Fees . . . . . . . . . . . . . . .    0.12%                     1.00%(7)                  1.00%(7)
Other Expenses . . . . . . . . . . . . .    0.51%                     0.51%                     0.51%
                                            -----                     -----                     -----
Total Fund Operating Expenses. . . . . .    1.38%                     2.26%                     2.26%
                                            =====                     =====                     =====

Examples(8)                                 1 Year                    3 Years                   5 Years                   10 Years
                                            ------                    -------                   -------                   --------
You would pay the following expenses
on a $1,000 investment, assuming
(1) 5% annual return and (2) redemption
at the end of each period:

--------
9 KHGF pays a basic advisory fee which is subject to adjustment up or down by up to 1/2 of 1% of the average daily net asset value during the latest 12 months depending upon the performance of the Fund relative to the Standard and Poor's Index of 500 Stocks. See "Fund Management and Expenses."



         Class A . . . . . . . . . . . .                                        $71          $ 99           $129            $214
         Class B . . . . . . . . . . . .                                        $73          $101           $141             N/A
         Class C . . . . . . . . . . . .                                        $33          $ 71           $121            $260
You would pay the following expenses on a $1,000 investment, assuming no redemption at the end of each period:
         Class A . . . . . . . . . . . .                                        $71          $99            $129            $214
         Class B . . . . . . . . . . . .                                        $23          $71            $121             N/A
         Class C . . . . . . . . . . . .                                        $23          $71            $121            $260


         Amounts shown in the example should not be considered a representation of future expenses; actual expenses may be greater or less than those shown.


Investment Objectives and Policies

         Each Fund's investment objective does not materially differ. KOF seeks maximum capital growth and KHGF seeks capital appreciation. Their policies do not materially differ except that KOF is a diversified fund and KHGF is a non-diversified fund. Their investment restrictions do not materially differ except to the extent that KOF is diversified and KHGF is non-diversified. Each Fund invests primarily in equity securities selected for growth potential and showing good earnings momentum. Each Fund may invest up to 25% of its assets in foreign securities. In addition, in furtherance of its investment objective, KOF may engage in futures and options transactions. In summary, both Funds are authorized to invest in the same kinds of securities and to use substantially the same types of investment techniques. For further discussion of the Funds' investment objectives, policies, restrictions, permitted investments and investment techniques, see "Information About the Funds" and the Prospectuses of KOF and KHGF.

Performance Information

         Discussions of the manner of calculation of total return and yield quotations are contained in each Fund's Prospectus and Statement of additional Information.

                               Keystone Omega Fund

         The Class A cumulative total return figures for the one, five and ten year periods ended December 31, 1995 were 29.07% (including applicable sales charge), 133.46% and 319.63%, respectively. The Class A 5-year and 10-year average annual total returns were 18.48% and 15.42%, respectively. The total return figures do not reflect expense subsidies by International Heritage Corp., the Fund's previous adviser, or Keystone. Effective April 19, 1989, Keystone became investment adviser to the Fund. Total return figures are included for historical purposes.

         The Class B cumulative total return figure for the one year ended December 31, 1995 was 31.70% (including contingent deferred sales charge). The Class B average annual total return figure since August 2, 1993 (date of initial public offering) until December 31, 1995 was 13.31% (including contingent deferred sales charge).

         The Class C cumulative total return for the one year ended December 31, 1995 was 35.62% (including contingent deferred sales charge). The Class C average annual total return figure since August 2, 1993 (date of initial public offering) until December 31, 1995 was 14.41%.

                          Keystone Hartwell Growth Fund

         The cumulative total returns of Class A shares of the Fund for the five and ten year periods ended September 30, 1995 were 98.19% and 300.34%, respectively. The compounded average annual rates of return for Class A shares of the Fund for the one, five and ten year periods ended September 30, 1995 were 16.19%, 14.66% and 14.88%, respectively.

         The cumulative total returns for Class B shares of the Fund for the period since commencement of operations (August 2, 1993) through September 30, 1995 ("Life of the Class") was 15.00%. The compounded average annual rates of return for Class B shares of the Fund for the one year period ended September 30, 1995 and the Life of the Fund were 18.01% and 6.67%, respectively, including contingent deferred sales charge.

         The cumulative total returns for Class C shares of the Fund for the period since commencement of operations (August 2, 1993) until September 30, 1995 ("Life of the Class") was 17.29%. The compounded average annual rates of return for Class C shares of the Fund for the one year period ended September 30, 1995 and the Life of the Fund were 22.04% and 7.65%, respectively.

Investment Advisory and Management Fees

         Keystone Management serves as the investment manager to KOF. As compensation for investment management and other services and facilities provided by Keystone Management, KOF pays Keystone Management a fee at the annual rate set forth below:

                                                  Aggregate Net Asset Value
Management Fee                                    of the Shares of KOF
--------------                                    -------------------------
0.75% of the first                                $  250,000,000,  plus
0.675% of the next                                $  250,000,000,  plus
0.60% of the next                                 $  500,000,000,  plus
0.50% of amounts over                             $1,000,000,000.

computed as of the close of business on each business day and payable daily.

         Keystone serves as the investment adviser to each of the Funds. As compensation for its investment advisory and other services in respect of KOF, Keystone receives a fee which is 85% of the management fee received by Keystone Management under the Management Agreement.

         During the fiscal year ended December 31, 1995, KOF paid or accrued to Keystone Management investment management and administrative services fees of $1,280,436, which amount represented 0.75% of KOF's average net assets. Of the amount paid to Keystone Management, $1,088,371 was paid to Keystone for investment advisory services rendered pursuant to the Advisory Agreement.

         As compensation for its services to KHGF, KHGF pays Keystone a basic monthly fee at the following annual rates of KHGF's average daily net asset value during the latest 12 months (a moving average method): 1% of such net assets up to and including $100,000,000, .90% of such net assets over $100,000,000 up to and including $200,000,000, .80% of such net assets over $200,000,000 up to and including $300,000,000, 70% of such net assets over $300,000 up to and including $400,000,000, and .65% of such net assets over $400,000.

         The basic management fee is subject to an incentive adjustment, by which the basic fee may be increased or decreased by up to 1/2 of 1% of the average daily net asset value of KHGF during the latest 12 months (a moving average method) of KHGF, depending on the performance of KHGF relative to the Standard and Poor's Index of 500 Stocks ("S&P").

         During the fiscal year ended September 30, 1995, KHGF paid or accrued to Hartwell Keystone Advisers, Inc. ("Hartwell Keystone"), which served as KHGF's investment adviser prior to January 30, 1995, $92,468 in management fees; and KHGF paid or accrued to Keystone, which has served as KHGF's investment adviser since January 31, 1995, $68,301 in management fees, which in the aggregate represented 0.78% of KHGF's average net assets.

         J.M. Hartwell Limited Partnership ("Hartwell"), serves as the subadviser to KHGF. As compensation for its services for each calendar month, Hartwell receives from Keystone, after calculation of the monthly fee due Keystone, 40% of Keystone's basic monthly management fee as described above on all assets and 60% of Keystone's incentive adjustment as described above on all assets, provided that Hartwell's total fee will always equal at least 25% of the combined total fee paid by KHGF. KHGF has no responsibility to pay Hartwell's fee.

         During the fiscal year ended September 30, 1995: Hartwell Keystone paid or accrued to Hartwell Management Company, Inc., the former subadviser under the then existing subadvisory Agreement, $33,449 for the period from October 1, 1994 through January 30, 1995; and Keystone paid Hartwell $34,981 for the period from January 31, 1995 through September 30, 1995 for its services as subadviser under the now existing Subadvisory Agreement.

         These investment advisory and investment management fees are separate from and do not include the costs of custody, transfer agency and other expenses paid by each Fund. See "Other
Significant Fees and Expenses" below.

Other Significant Fees and Expenses

         In addition to the investment advisory and management fees described above, the principal expenses of each Fund include, but are not limited to, (i) expenses of its transfer agent, custodian and independent auditors; (ii) expenses under its 12b-1 Plan; (iii) fees of its Independent Trustees; (iv) fees payable to government agencies; (v) expenses of preparing, printing and mailing Fund prospectuses, notices, reports and proxy material; and (vi) certain extraordinary expenses. In addition to such expenses, each Fund pays its brokerage commissions, interest charges and taxes.

         On the second page of each Fund's Prospectus is a Fee Table that summarizes the costs and expenses associated with an investment in the Fund.

Expense Ratios

         For the fiscal year ended September 30, 1995, KHGF's Class A, Class B and Class C shares paid 1.85%, 2.78% and 2.78%, respectively, of their average daily net class assets in expenses. For the fiscal year ended December 31, 1995, KOF's Class A, Class B and Class C shares paid 1.38%, 2.29% and 2.30%, respectively, of their average daily net class assets in expenses.

         At asset levels as of the close of fiscal 1995, the combination of KHGF and KOF would reduce KHGF's and KOF's nondistribution expenses by approximately 50 basis points and 4 basis points, respectively. Distribution expenses of the combined fund will vary in accordance with sales activity. See "Distribution Procedures and Payments" below.

Purchase and Redemption Procedures, Deferred Sales Charges and
Exchange Rights

         Generally, each Fund offers three classes of shares:

         Class A Shares - Front End Load Option

         Class A shares are sold with a sales charge at the time of purchase. Class A shares are not subject to a deferred sales charge when they are redeemed with certain exceptions.

         Class B Shares - Back End Load Option

         Class B shares are sold without a sales charge at the time of purchase, but are, with certain exceptions, subject to a contingent deferred sales charge if they are redeemed. Class B shares purchased on or after June 1, 1995 are subject to a deferred sales charge upon redemption during the 72 month period following the month of purchase at rates ranging from a maximum of 5% of amounts redeemed during the first 12 month period following the month of purchase to 1% of amounts redeemed during the sixth twelve month period following the month of purchase. Class B shares purchased prior to June 1, 1995 are subject to a deferred sales charge upon redemption during the four calendar years following purchase at rates ranging from a maximum of 3% of amounts redeemed during the same calendar year of purchase to 1% of amounts redeemed during the third calendar year after the year of purchase.

         Class C Shares - Level Load Option

         Class C shares are sold without a sales charge at the time of purchase, but are subject to a deferred sales charge if they are redeemed within one year after the date of purchase. Class C shares are available only through dealers who have entered into special distribution agreements with the Principal Underwriter.

         In respect of Class B and Class C shares, no deferred sales charge is imposed on amounts redeemed after the above described periods or on shares purchased through reinvestment of dividends and distributions. If imposed, the contingent deferred sales charge is deducted from the redemption proceeds otherwise payable to the shareholder.

         Shares of KHGF and of KOF may be purchased in exactly the same manner. See "How to Buy Shares" in the accompanying KOF Prospectus.

         KOF Shares received by KHGF shareholders as a result of the Reorganization will not be subject to a deferred sales charge.

         No front-end or deferred sales charge will be imposed on KOF Shares issued pursuant to the Reorganization that replace KHGF Shares. For purposes of any future contingent deferred sales charge on KOF Shares issued pursuant to the Reorganization, the date of the purchase of those KOF Shares will be assumed to be the date the KOF Shares issued pursuant to the Reorganization were originally purchased. Redemptions for both Funds may be made by submitting a redemption request to KIRC or the shareholder's broker-dealer. See "How to Redeem Shares" in the accompanying KOF Prospectus.

         KHGF Shares and KOF Shares have the same exchange rights. Such Shares may be exchanged for Shares of any of the other funds of the same class in the Keystone America Fund Family, on the basis of their respective net asset values. See "Shareholder Services" in the accompanying KOF Prospectus.

Distribution Procedures and Payments

         KHGF and KOF have adopted substantially similar 12b-1 Distribution Plans in respect of their respective Class A, Class B and Class C shares, pursuant to which they incur certain distribution related expenses. Each Fund's Class A Distribution Plan provides for expenditures by the Fund, currently limited to 0.25% annually of the average daily net asset value of its Class A shares to pay distribution costs for sales of its Class A shares and to pay shareholder service fees. Each Fund's Class B Distribution Plan provides for expenditures by the Fund at an annual rate of up to 1.00% of the average daily net asset value of its Class B shares to pay distribution costs for sales of its Class B shares and to pay shareholder service fees. Each Fund's Class C Distribution Plan provides for expenditures by the Fund at an annual rate of up to 1.00% of the average daily net asset value of its Class C shares to pay distribution expenses for sales of its Class C shares and to pay shareholder service fees. A NASD rule limits such annual expenditures to 1.00%, of which 0.75% may be used to pay such distribution costs and 0.25% may be used to pay shareholder service fees. The aggregate amount that each Fund may pay for such distribution costs is limited to 6.25% of gross share sales since the inception of the Fund's Distribution Plans, plus interest at the prime rate plus 1.00% on such amounts (less any contingent deferred sales charges paid by shareholders to the Principal Underwriter) remaining unpaid from time to time.

         Payments under each Fund's Distribution Plans are currently made to the Principal Underwriter, (which may reallow all or part to others, such as dealers), (1) as commissions for Fund shares sold, and (2) as shareholder service fees in respect of shares maintained by the recipients outstanding on each of the Fund's books for specified periods. Amounts paid or accrued to the Principal Underwriter under (1) and (2) in the aggregate may not exceed the annual limitation referred to above. The Principal Underwriter generally reallows to brokers or others a commission in the amount of 4.00% of the price paid for each Class B share sold plus the first year's service fee in advance in the amount of 0.25% of the price paid for each Class B share sold. The Principal Underwriter generally reallows to brokers or others a commission in the amount of 0.75% of the price paid for each Class C share sold plus the first year's service fee in advance in the amount of 0.25% of the price paid for each Class C share sold.

         After the Reorganization, it is anticipated that the commissions that the Principal Underwriter will pay brokers or others for Fund share sales and the shareholder service fees will remain the same. See "Distribution Plans" in the accompanying KOF Prospectus.

Dividends and Distributions

         Each shareholder of KHGF who becomes a shareholder of KOF will be entitled to dividends and distributions of KOF. Each Fund makes distributions from its net investment income, and net capital gains, if any, at least annually.

         Distributions are payable in shares of the relevant Fund, or, at the shareholder's option (which must be exercised before the record date for the distribution) in cash. Fund distributions in the form of additional shares are made at net asset value without the imposition of a sales charge. Unless a KHGF shareholder instructs or has instructed otherwise, any distributions paid after the Effective Date on the KOF Shares he receives in the Reorganization will be made in the same manner that the shareholder receives dividends and distributions on his KHGF Shares. After the Reorganization, shareholders may elect, at any time, to change the manner in which their dividends and distributions are paid. See "Dividends and Taxes" in the accompanying KOF Prospectus.

Tax Consequences

         In the opinion of Sullivan & Worcester, legal counsel to KHGF, the Reorganization will constitute a tax free reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). No gain or loss will be recognized by KHGF or its shareholders as a result of the Reorganization. The tax basis and holding period of the KOF Shares received by KHGF shareholders will be the same as the tax basis and holding period of the KHGF Shares surrendered therefor. In addition, the tax basis and holding period of the assets of KHGF in the hands of KOF will be the same as the tax basis and holding period of such assets in the hands of KHGF prior to the Reorganization. See "The Reorganization--Federal Income Tax Consequences."

Principal Risk Factors

         As discussed above in the synopsis, the investment objectives, policies and strategies of KHGF and KOF do not differ materially, except that KHGF is non-diversified and KOF is diversified. Accordingly, the investment risks for both Funds are substantially the same. The principal risk factor of investing in either KHGF or KOF is that the net asset value upon which the value of Shares is based will fluctuate in response to changes in economic conditions, interest rates and the market's perception of the underlying portfolio securities of the Fund. In addition, investing in KHGF, a non-diversified fund, as opposed to KOF, a diversified fund, may result in a greater degree of exposure to the economic movement of the particular market sector in which KHGF invests.

         Both Funds invest in equity securities selected for growth potential and showing good earnings momentum. Both Funds may also invest up to 25% of their assets in foreign securities issued by issuers located in developed countries as well as emerging markets countries, including, in the case of KOF, certain formerly communist countries. In addition, while both Funds may enter into repurchase agreements, KOF may also enter into reverse repurchase agreements, invest in master demand notes, lend portfolio securities, purchase and sell securities and currencies on a when issued and delayed delivery basis and purchase or sell securities on a forward commitment basis, write covered call and put options and purchase call and put options to close out existing positions and may employ new investment techniques with respect to such options. The Fund may also enter into currency and other financial futures contracts and related options transactions for hedging purposes and not for speculation, and may employ new investment techniques with respect to such futures contracts and related options. Finally, both Funds may invest in restricted securities, including securities eligible for resale pursuant to Rule 144A under the 1933 Act. Each of these investment techniques involve certain investment risks. Each Fund's Prospectus contains a discussion of the Fund's investment risks in the section entitled "Risk Factors". See also the "Additional Investment Information" section at the back of the KOF Prospectus.


                               THE REORGANIZATION


Reasons for the Proposed Transaction

         The Board of Trustees of KHGF, including all of the Fund's Independent Trustees, has determined that the tax-free Reorganization would be in the best interests of the Fund, would not dilute the interests of the Fund's shareholders, and would not impose an unfair burden on the Fund.

         The Board of Trustees has proposed the transaction in the interest of providing a cost effective investment alternative for

KHGF shareholders. As KOF shareholders, KHGF shareholders can pursue maximum capital growth by investing in companies with accelerating earnings momentum. As KOF shareholders, KHGF shareholders will enjoy the investment management services of Keystone. Continuity of all other investor services (including exchange privileges with the other funds in the Keystone America Fund Family) currently provided to KHGF will be maintained.

         The combination of the two Funds should permit KHGF shareholders, as shareholders of KOF, to pursue a similar investment objective in a larger, more diversified fund with the following resulting advantages (although no assurance can be given that these benefits will be obtained):

         1. Economies of scale -- The proposed reorganization is expected to reduce operating expenses for KHGF. Investment management and custodial fees are reduced as the asset base reaches certain levels, thus decreasing as assets increase. Fixed expenses such as accounting, legal and printing costs will be spread over a larger asset base resulting in per share expense reductions or economies of scale.

         As of December 31, 1995, KHGF's net assets were approximately $21 million and KOF's net assets were approximately $221 million.

         2. Increased investment opportunities -- It is expected that the combined Fund will be more easily and efficiently managed. A larger single asset base reduces transaction costs, might result in reduced portfolio turnover and provides the opportunity to obtain a wider variety of investments.

         3. Facilitate marketing and distribution efforts -- It is expected that the combined Fund will facilitate marketing and distribution efforts with a view toward increasing the asset base which in turn will benefit shareholders as described in (1) and (2) above.

         The Board of Trustees of KHGF based their decision to recommend the Reorganization on a number of factors, including the following:

         1. projected expense ratios and information regarding fees and expenses of KHGF and KOF;

         2. the terms and conditions of the Reorganization and whether it would result in dilution of the interests of KHGF shareholders;

         3. the compatibility of KHGF, its investment objective, policies and restrictions with those of KOF;

         4.       the costs to KHGF of the Reorganization;

         5. the tax consequences to KHGF and its shareholders resulting from the Reorganization;

         6. the availability to KOF shareholders of shareholder services identical to those available to KHGF shareholders; and

         7. the possible investment benefits to be gained from a single larger, diversified fund.

Agreement on Transfer of Assets

         The terms and conditions under which the Reorganization may be consummated are set forth in the Reorganization Agreement. Significant provisions of the Reorganization Agreement are summarized below. This summary, however, is qualified in its entirety by reference to the Reorganization Agreement, a copy of which is attached hereto as Exhibit A.

         The Reorganization Agreement provides that all of the assets of KHGF will be transferred to KOF in exchange for Shares of KOF and the liabilities of KHGF will be assumed by KOF on the Effective Date (the later of (i) receipt of all necessary regulatory approvals, (ii) final adjournment of the meeting of the shareholders of KHGF at which the Reorganization Agreement will be considered so long as the Reorganization Agreement is approved by the shareholders, or (iii) such later date as the parties to the Reorganization Agreement may mutually agree upon).

         The number of full and fractional KOF Shares to be delivered to KHGF shareholders will be determined on the basis of the relative net asset values of KOF and KHGF as of the close of business on the New York Stock Exchange on the Effective Date. The net asset value of a KOF Class A, Class B and Class C Share will be determined in the manner set forth in KOF's Prospectus, a copy of which accompanies this Prospectus/Proxy Statement, except that such computation will be made to the nearest thousandth of a cent. The valuation practices of KOF are described under "Pricing Shares" in KOF's Prospectus. The assets and liabilities of KHGF will be valued in the same manner as that used with respect to the valuation of the assets and liabilities of KOF. The valuation procedures of both Funds are substantially identical. The value of the Class A, Class B and Class C Shares of KHGF will be computed to the nearest thousandth of a cent.

         Under the Reorganization Agreement, (i) all of the assets and liabilities of KHGF will be exchanged for Shares of KOF; (ii) KOF Shares will be distributed to the shareholders of KHGF as of the close of business on the Effective Date; and (iii) KHGF will be liquidated. The distribution of KOF Class A, Class B and Class

C Shares will be accomplished by the establishment of open accounts on the records of KOF in the name of each shareholder of KHGF representing the respective pro rata number of Shares of the appropriate class of KOF due such shareholder. Fractional Shares of KOF will be carried to the third decimal place. After the Effective Date, KOF Share certificates will be issued only upon written request, and such requests must be accompanied by any Share certificates issued for KHGF Shares held by the investor.

         The Board of Trustees of KHGF, including all of the Independent Trustees, has determined that the interests of the existing shareholders of KHGF will not be diluted as a result of the Reorganization, and that the Reorganization is in the best interests of KHGF shareholders. The Board of Trustees of KOF, including all of the Independent Trustees, has made the same determinations with respect to the interests of the existing shareholders of KOF.

         The consummation of the Reorganization is subject to a number of conditions set forth in the Reorganization Agreement. The Reorganization Agreement may be terminated and the Reorganization abandoned at any time, before or after approval by the shareholders of KHGF, prior to the Effective Date by either KHGF or KOF.

         KOF will pay the expenses (consisting primarily of legal, accounting, custodian and transfer agents fees, as well as printing and mailing and other expenses in connection with the registration of KOF Shares under the 1933 Act) incurred by it in connection with the Reorganization. KHGF will pay the expenses of printing and mailing this Prospectus/Proxy Statement and other material to KHGF shareholders and conducting proxy solicitations.

Description of the Securities to be Issued

         KOF is an open-end, diversified management investment company, organized as a Massachusetts business trust. KOF currently issues three classes of shares, which participate in dividends and distributions and have equal voting, liquidation and other rights, including rights of appraisal, except that
(1) expenses related to the distribution of each series or class of shares or other expenses that the Board of Trustees may designate as series or class expenses from time to time, are borne solely by each series or class; (2) each series or class of shares has exclusive voting rights with respect to its Distribution Plan; (3) each series or class has different exchange privileges; and (4) each series or class generally has a different designation. When issued and paid for, the shares will be fully paid and nonassessable by the Fund. KOF Shares may be exchanged for Shares of any of the other funds in the Keystone America Fund Family, but will have no other preference, conversion, exchange or preemptive rights. Shares are redeemable, transferable and freely assignable as collateral. KOF is authorized to issue additional series or classes of shares.

         Shareholders are entitled to one vote for each full share owned and fractional votes for fractional shares. Shares of the Fund vote together except when required by law to vote separately by series or class. The Fund is not required to hold annual meetings. The Fund will hold special meetings from time to time as required under its Declaration of Trust and the 1940 Act. A special meeting of shareholders will be held when 10% of the outstanding shares request a meeting for the purpose of removing a Trustee.

         Under Massachusetts law it is possible that a Fund shareholder may be held personally liable for the Fund's obligations. The Fund's Declaration of Trust provides, however, that shareholders shall not be subject to any personal liability for the Fund's obligations and provides indemnification from Fund assets for any shareholder held personally liable for the Fund's obligations. Disclaimers of such liability are included in each Fund agreement.

         Important financial information relating to KOF is contained in KOF's Financial Highlights, attached hereto as Exhibit B. Important information about KOF is also contained in Management's Discussion of KOF's Performance, attached hereto as Exhibit C. This financial information appears in KOF's most recent Annual Report.

Federal Income Tax Consequences

         The completion of the Reorganization is contingent upon the receipt by KHGF of an opinion from Sullivan & Worcester that, on the basis of the existing provisions of the Internal Revenue Code, Treasury regulations, current administrative rules, and court decisions, for federal income tax purposes: (i) no gain or loss will be recognized by KHGF or KOF as a result of the Reorganization; (ii) the basis of the assets of KHGF in the hands of KOF will be the same as the basis of those assets in the hands of KHGF immediately prior to the Reorganization; (iii) the holding period of KHGF's assets in the hands of KOF will include the period during which the assets were held by KHGF; (iv) no gain or loss will be recognized by shareholders of KHGF as a result of the Reorganization; (v) the basis of KOF Shares received by KHGF shareholders will be the same as the basis of KHGF Shares surrendered therefor; and (vi) the holding period of KOF Shares received by KHGF shareholders will include the holding period during which KHGF Shares surrendered in exchange therefor were held, provided that such Shares were held as a capital asset in the hands of KHGF shareholders on the date of the Reorganization.

         KHGF shareholders should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion relates only to the federal income tax consequences of the Reorganization, shareholders of KHGF should also consult their tax advisers as to the state and local tax consequences, if any, of the Reorganization.

Capitalization

         The following table shows the capitalization of KOF and KHGF as of December 29, 1995 and on a pro forma basis as of that date after giving effect to the proposed acquisition of assets of KHGF at the then net asset value per
Share:

                                                                                 Pro Forma
                             KOF                       KHGF                      Combined
Total Net
  Assets                     $220,678,390              $21,106,643               $241,785,033

Net Asset Value
  per Share
         Class A             $19.56                    $19.44                    $19.56
         Class B             $19.10                    $18.97                    $19.10
         Class C             $19.13                    $18.85                    $19.13

Total Shares
  Outstanding
         Class A             6,907,644                 997,722                   7,899,379
         Class B             3,751,051                  64,079                   3,814,683
         Class C               730,073                  26,147                     755,841

                           INFORMATION ABOUT THE FUNDS


Keystone Omega Fund

         Information about KOF is included in its Prospectus dated April 28, 1995, as supplemented June 1, 1995, and its most recent Annual Report, each of which is incorporated by reference herein and copies of which accompany this Prospectus/Proxy Statement. Additional information about KOF is included in its SAI dated April 28, 1995, as supplemented June 1, 1995, and in the SAI dated February 26, 1996, relating to the Reorganization, each of which is incorporated by reference herein. Copies of KOF's SAIs and Annual Report may be obtained without charge by writing to KOF at the address listed at the front of this Prospectus/Proxy Statement or by calling KOF at (800) 343-2898 or (617) 621-6100.

Keystone Hartwell Growth Fund

         Information about KHGF is included in its Prospectus and SAI each dated January 30, 1996, each of which is incorporated by reference herein. Copies of KHGF's Prospectus and SAI may be obtained without charge by writing to KHGF at the address listed at the front of this Prospectus/Proxy Statement or by calling KHGF at (800) 343-2898 or (617) 621-6100.


                     ADDITIONAL INFORMATION ABOUT THE FUNDS


         Both KOF and KHGF are subject to the informational requirements of the 1934 Act and the 1940 Act, and, in accordance therewith, file reports, proxy material and other information with the Commission.

         Such reports, proxy material and other information can be inspected and copied at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

Supplementary Solicitation

         Supplementary solicitation will generally be made by mail, telephone, facsimile, telegram or in person by officers of KOF and KHGF and by officers or employees of KIRC, Keystone, Keystone Investments, the Principal Underwriter or any of their subsidiaries.

         The Fund may also arrange to have votes recorded by telephone. The telephone voting procedure is designated to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been properly recorded. The Fund has been advised by counsel that these procedures are consistent with the requirements of applicable law. If these procedures were subject to a successful legal challenge, such votes would not be counted at the meeting. The Fund is unaware of any such challenge at this time. Shareholders voting by telephone will be called at the phone numbers KIRC has in its records for accounts, will be asked to verify certain criteria specific to their accounts intended to ensure the identity of the shareholder, and will be given an opportunity to authorize proxies to vote their shares at the meeting in accordance with their instructions. To ensure that shareholders' instructions have been recorded correctly, shareholders will receive a confirmation of their instructions in the mail. A toll-free number will be available in case the information contained in the confirmation is incorrect. Although shareholders' votes may be taken by telephone, each shareholder will receive a copy of this Prospectus/Proxy Statement and may vote by mail using the enclosed proxy card.

Substantial Shareholders

         As of December 29, 1995, to the best knowledge of KOF, there were no shareholders who owned of record 5% or more of the outstanding Class A Shares of
KOF:

         As of December 29, 1995, to the best knowledge of KOF, the following shareholder owned of record 5% or more of the outstanding Class B Shares of KOF:

Shareholder                                                 Percentage Interest
-----------                                                 -------------------
Merrill Lynch Pierce Fenner & Smith                                11.06%
Attn: Book Entry
4800 Deer Lake Dr. E, 3rd FL
Jacksonville, FL 32246-6484

         As of December 29, 1995, to the best knowledge of KOF, the following shareholder owned of record 5% or more of the outstanding Class C Shares of KOF:

Shareholder                                                 Percentage Interest
-----------                                                 -------------------
Merrill Lynch Pierce Fenner & Smith                                34.23%
Attn: Book Entry
4800 Deer Lake Dr. E, 3rd FL
Jacksonville, FL 32246-6484

         On that date, the Trustees and officers of KOF, as a group, beneficially owned less than 1% of the outstanding Shares of KOF.

         As of December 29, 1995, to the best knowledge of KHGF, there were no shareholders who owned of record 5% or more of the outstanding Class A Shares of KHGF.

         As of December 29, 1995, to the best knowledge of KHGF, the following shareholders owned of record 5% or more of the outstanding Class B Shares of
KHGF:

Shareholder                                                 Percentage Interest
-----------                                                 -------------------
Merrill Lynch Pierce Fenner & Smith                                17.93%
Attn: Book Entry
4800 Deer Lake Dr. E, 3rd FL
Jacksonville, FL 32246-6484

Kenneth S White                                                      6.03%
c/o Alan White
506 W. Mt. Pleasant Ave
Philadelphia, PA 19119-2929

         As of December 29, 1995, to the best knowledge of KHGF, the following shareholders owned of record 5% or more of the outstanding Class C Shares of
KHGF:

Shareholder                                                 Percentage Interest
-----------                                                 -------------------
NFSC FEBO # AEJ-103772                                             24.04%
Luben Christoff
320 Seaview Ct # 2002
Marco Island, FL 33937-2950

Merrill Lynch Pierce Fenner & Smith                                23.61%
Attn: Book Entry
4800 Deer Lake Dr. E, 3rd FL
Jacksonville, FL 32246-6484

         On that date, the Trustees and officers of KHGF, as a group, beneficially owned less than 1% of the outstanding Shares of KHGF.

Interest of Certain Persons

         The following entities receive payments from KOF for services rendered pursuant to contractual arrangements with KOF: Keystone Management, as investment manager to KOF, receives payments for its investment management services provided to KOF, as described in the section above entitled "Investment Advisory and Management Fees"; Keystone, as investment adviser to both Funds, receives payments for its investment advisory services provided to both Funds, also as described in the section above entitled "Investment Advisory and Management Fees"; the Principal Underwriter receives payments pursuant to the 12b-1 Plans described in the section above entitled "Distribution Procedures and Payments" as well as certain payments in respect of contingent deferred sales charges; and KIRC is compensated for acting as the transfer and dividend disbursing agent.







                                                                   March 4, 1996

                                                                       EXHIBIT A


                      AGREEMENT AND PLAN OF REORGANIZATION



         This Agreement and Plan of Reorganization (the "Agreement") is entered into as of January 16, 1996, by and between Keystone Omega Fund ("KOF"), a Massachusetts business trust, and Keystone Hartwell Growth Fund ("KHGF"), a Massachusetts business trust (each, a "Fund," and together, the "Funds"), each Fund having its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116.

                                   WITNESSETH:

         Whereas, each of KOF and KHGF is a diversified, open-end management company registered under the Investment Company Act of 1940 (the "1940 Act") and issues shares of beneficial interest;

         Whereas, KOF and KHGF have agreed, subject to the receipt of the approvals described in Section 3 below, to transfer all of the assets of KHGF to KOF in exchange for shares of KOF with KOF assuming the liabilities of KHGF to the extent provided herein;

         Whereas, following the reorganization, shares of KOF will be distributed to the shareholders of KHGF in liquidation of KHGF, and KHGF will be terminated;

         Whereas, the reorganization described in this Agreement is intended to be a reorganization within the meaning of Section 368 (a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"); and

         Whereas, the respective Boards of Trustees of KHGF and KOF, including each Fund's Independent Trustees, have determined that participating in the transactions contemplated by this Agreement is in the best interests of the Funds;

         Now Therefore, in consideration of the premises set forth above and the mutual covenants and agreements set forth below, the parties hereto agree as follows:

                                   SECTION 1.
                          EXCHANGE OF ASSETS FOR SHARES

         1.1  Terms of Exchange.

         (a) Upon the Effective Date (as defined in Subsection 1.2 below), KHGF will sell, transfer, and deliver to KOF good and marketable title to all of the then existing assets of KHGF free and clear of all liens, claims, charges, options, and encumbrances.

         (b) KOF will assume and pay, to the extent that they exist on the Effective Date, all the liabilities of KHGF, whether absolute, accrued, contingent, or otherwise.

         (c) KOF will deliver to KHGF that number of full and fractional shares of KOF having an aggregate net asset value equal to the aggregate net asset value of KHGF, all determined as provided in Section 1.1(d) below.

         (d) The following provisions shall apply to the determination of the number of shares of KOF to be delivered:

                  (i) The net asset value per share of KOF shall be determined as of the close of business on the New York Stock Exchange on the Effective Date.

             (ii) The net value of the assets and liabilities of KHGF shall be determined as of the close of business on the New York Stock Exchange on the Effective Date.

            (iii) The net asset value per share of KHGF shall be determined as of the close of business on the New York Stock Exchange on the Effective Date.

             (iv) The net asset value of KOF shall be computed in the manner set forth in KOF's current Registration Statement under the Securities Act of 1933 ("1933 Act") and the 1940 Act, except that such computation shall be made to the nearest one-hundredth of a cent.

              (v) The assets and liabilities of KHGF shall be valued in the same manner as that used with respect to the valuation of the assets and liabilities of KOF in the computation of the net asset value per share of KOF.

             (vi) The net asset value per share of KHGF shall be computed by dividing the net value of the assets and liabilities of KHGF, determined as provided in (ii) and (v) above, by the number of shares of KHGF outstanding as of the close of business on the New York Stock Exchange (the "Exchange") on the Effective Date; and such computation shall be made to the nearest one-hundredth of a cent.

            (vii) The net asset value per share of KHGF determined as provided in (vi) above shall be divided by the net asset value per share of KOF determined as provided in (i) and (iv) above; and the result of such division shall be calculated to six decimal places (the "Conversion Ratio").

           (viii) The number of shares of KHGF outstanding at the close of business on the New York Stock Exchange on the

         Effective Date shall be multiplied by the Conversion Ratio to determine the number of shares of KOF to be delivered.

             (ix) KPMG Peat Marwick LLP shall provide a written report to each of KOF and KHGF on procedures they will have performed to determine the accuracy of the computations required by this Section 1.1(d).

         1.2 Closing and Effective Date. The closing shall be held at the offices of Keystone Investment Management Company, investment adviser to KOF, located at 200 Berkeley Street, Boston, Massachusetts 02116, and shall occur on the later of (a) receipt of all necessary regulatory approvals; (b) the final adjournment of the meeting of the shareholders of KHGF at which this Agreement will be considered so long as this Agreement and the transaction set forth herein are approved by the shareholders of KHGF at the meeting; or (c) such later date as the parties may mutually agree (the "Effective Date").

         1.3 KHGF Share Sales and Transfers. KHGF shall not issue, sell, or transfer any of its shares after the Effective Date.

         1.4 Transfer Books; Redemptions. The stock transfer books of KHGF will be permanently closed as of the close of business on the Effective Date and only redemption requests relating to KHGF received in proper form on or prior to the close of trading on the New York Stock Exchange on the Effective Date shall be accepted by KHGF. Redemption requests relating to KHGF thereafter received shall be deemed to be redemption requests for shares of KOF to be distributed to the shareholders of KHGF under this Agreement.

         1.5 Treasury Shares. Any shares of KHGF held in the treasury of KHGF immediately prior to the Effective Date shall be cancelled upon the Effective Date without conversion into shares of KOF.

         1.6 Transfer Taxes. Any transfer taxes payable upon issuance of shares of KOF in a name other than the registered shareholder of KHGF entitled to receive the same shall be paid by the person to whom such shares are to be issued as a condition of such transfer.

         1.7 Contingent Deferred Sales Charge. In respect of its Class B shares purchased on or after June 1, 1995, KHGF, with certain exceptions, imposes a deferred sales charge at rates ranging from a maximum of 5% of amounts redeemed during the first 12 month period following the month of purchase to 1% of amounts redeemed during the sixth 12 month period following the month of purchase. In respect of its Class B shares purchased prior to June 1, 1995, KHGF imposes a deferred sales charge at rates ranging from a maximum of 3% of amounts redeemed during the same calendar year of purchase to 1% of amounts redeemed during the third calendar year after the year of purchase. In addition, certain Class A shares purchased without a front-end sales charge are subject to a contingent deferred sales charge upon redemption during a period of up to 24 months following the date of purchase. With certain exceptions, the Fund imposes a deferred sales charge of 1.00% on Class C shares redeemed within one year after the date of purchase. No contingent deferred sales charge is imposed on amounts redeemed thereafter. If imposed, the contingent deferred sales charge is imposed on amounts redeemed thereafter. If imposed, the contingent deferred sales charge is deducted from the redemption proceeds otherwise payable to the shareholder. The shareholders of KHGF may be subject to such deferred sales charge with respect to those shares of KOF received by them under this Agreement in exchange for their shares of KHGF if their shares of KHGF were subject to such deferred sales charge.

                                   SECTION 2.
                  LIQUIDATION OF Keystone Hartwell Growth Fund

         2.1 Plan of Liquidation. As soon as practicable after the Effective Date, KHGF will distribute pro rata to its shareholders of record as of the close of business on the Effective Date, KOF shares received by KHGF pursuant to
Section 1 above. KOF will establish an open account on its share records in the name of each shareholder of KHGF representing the respective number of shares of KOF due such shareholder. Fractional KOF shares will be carried to the third decimal place. No certificates representing KOF shares will be issued. Simultaneously with such crediting of KOF shares to the shareholders of record of KHGF, the shares of KHGF held by such shareholders shall be cancelled.

         2.2 Further Actions to Complete Dissolution. As soon as practicable after the Effective Date, KHGF shall take, in accordance with its Declaration of Trust, Massachusetts law, and the rules and regulations of the Securities and Exchange Commission (the "Commission"), all such other steps as shall be necessary and proper to effect a complete liquidation and dissolution of KHGF.

                                   SECTION 3.
                            APPROVAL OF TRANSACTIONS

         3.1 Trustees of KOF. A duly constituted meeting of the Board of Trustees of KOF was held on December 13, 1995, at which meeting this Agreement and the transactions set forth herein were duly approved by the Trustees of KOF.

         3.2 Trustees of KHGF. A duly constituted meeting of the Trustees of KHGF was held on December 13, 1995, at which meeting this Agreement and the transactions set forth herein were duly approved by the Trustees of KHGF, subject to the approval of the shareholders of KHGF as set forth in Subsection 3.3 below.

         3.3 Approval by Shareholders of KHGF. A meeting of the shareholders of KHGF shall be called and held for the purpose of having the KHGF shareholders act upon this Agreement and the transactions set forth herein. KOF shall furnish to KHGF such data and information relating to KOF as shall be reasonably requested by the Trustees and officers of KHGF for inclusion in the information to be furnished to the shareholders in connection with such meeting.

                                   SECTION 4.
                         REPRESENTATIONS AND WARRANTIES
                             OF KEYSTONE OMEGA FUND

         4.1 Organization, Existence, etc. KOF is a business trust, duly organized, validly existing, and in good standing under the laws of The Commonwealth of Massachusetts and has the requisite power to carry on its business as it is now being conducted. KOF has all necessary federal, state, and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

         4.2 Registration as Investment Company. KOF is registered under the 1940 Act as an open-end, diversified investment company of the management type, and such registration has not been revoked or rescinded and is in full force and effect.

         4.3 Financial Statements. The financial statements of KOF for the fiscal year ended December 31, 1995, previously delivered to KHGF, fairly present the financial position of KOF as of December 31, 1995, and the results of its operations and changes in its net assets for the year then ended.

         4.4 Shares to be Issued. The shares of KOF to be issued in exchange for the assets of KHGF have been duly authorized and when delivered pursuant to this Agreement will be validly issued, fully paid, and nonassessable by KOF.

         4.5 Authority Relative to this Agreement. KOF has the power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by the Board of Trustees of KOF and no other proceedings by KOF are necessary to authorize KOF's officers to effectuate this Agreement and the transactions contemplated herein. KOF is not a party to, or obligated under, any charter, by-law, indenture, or contract provision or any other commitment or obligation or subject to any order or decree that would be violated by its executing and carrying out this Agreement.

         4.6 Liabilities. There are no liabilities of KOF, whether or not determined or determinable, other than liabilities disclosed or provided for in its financial statements for the fiscal year ended December 31, 1995, previously delivered as set forth in Subsection 4.3, and liabilities incurred in the ordinary course of business subsequent to December 31, 1995 or otherwise previously disclosed to KHGF, none of which has been materially adverse to the business, assets, or results of operations of KOF.

         4.7 Litigation. There are no claims, actions, suits, or proceedings pending or, to the knowledge of KOF, threatened that would materially adversely affect KOF or its assets or business or prevent or hinder consummation of the transactions contemplated hereby.

         4.8 Contracts. Except for contracts and agreements previously disclosed to KHGF, under which no default exists, KOF is not a party to or subject to any material contract, debt, instrument, plan, lease, franchise, license, or permit of any kind or nature whatsoever.

         4.9 Taxes. The federal income tax returns of KOF have been filed for all taxable years prior to and including December 31, 1994, and all taxes payable pursuant to such returns have been paid. KOF has qualified as a regulated investment company under the Code in respect to each taxable year of KOF since commencement of its operations.

         4.10 Registration/Proxy Statement. KOF shall file with the Commission a Registration/Proxy Statement (the "Registration/Proxy Statement") under the 1933 Act relating to the shares of KOF issuable hereunder. At the time the Registration/Proxy Statement becomes effective, the Registration/Proxy Statement
(a) will comply in all material respects with the provisions of the 1933 Act and the regulations of the Commission thereunder, and (b) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. In addition, at the time the Registration/Proxy Statement becomes effective, at the time of the meeting of the shareholders of KHGF referred to in Subsection 3.3, and on the Effective Date, the proxy statement (the "Proxy Statement"), the prospectus (the "Prospectus"), and statement of additional information (the "Statement of Additional Information") included in the Registration/Proxy Statement, as amended or supplemented by any amendments or supplements filed by KOF, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that none of the representations and warranties in this Subsection shall apply to statements in or omissions from the Registration/Proxy Statement or Proxy Statement, Prospectus, and Statement of Additional Information made in reliance upon and in conformity with information furnished by KHGF for use in the Registration/Proxy Statement, as provided in Subsection 5.10.

         4.11 Capitalization. On December 31, 1995, 11,388,768 shares of KOF were duly and validly issued and outstanding, fully-paid and non-assessable by KOF. KOF does not have any outstanding options, warrants, or other rights to subscribe for or purchase any of its shares nor is there outstanding any security convertible into any of its shares.

         4.12 Prospectus. The prospectus and statement of additional information of KOF each dated April 28, 1995, as supplemented June 1, 1995, ("KOF Prospectus"), which have previously been furnished to KHGF, did not contain as of such date and do not as of this date contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                                   SECTION 5.
                         REPRESENTATIONS AND WARRANTIES
                        OF Keystone Hartwell Growth Fund

         5.1 Organization, Existence etc. KHGF is a business trust, duly organized, validly existing, and in good standing under the laws of The Commonwealth of Massachusetts and has the requisite power to carry on its business as it is now being conducted. KHGF has all necessary federal, state, and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

         5.2 Registration as Investment Company. KHGF is registered under the 1940 Act as an open-end, diversified investment company of the management type and such registration has not been revoked or rescinded and is in full force and effect.

         5.3 Financial Statements. The financial statements of KHGF for the year ended September 30, 1995, previously delivered to KOF, fairly present the financial position of KHGF as of September 30, 1995, and the results of its operations and changes in its net assets for the year then ended.

         5.4 Authority Relative to this Agreement. KHGF has the requisite power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by the Board of Trustees of KHGF, and, except for the requisite approval by the shareholders of KHGF, no other proceedings on behalf of KHGF are necessary to authorize KHGF's officers to effectuate this Agreement and the transactions contemplated herein. KHGF is not a party to or obligated under any charter, by-law, indenture, or contract provisions or any other commitment or obligation or subject to any order or decree that would be violated by its executing and carrying out this Agreement.

         5.5 Liabilities. There are no liabilities of KHGF, whether or not determined or determinable, other than liabilities disclosed or provided for in the financial statements of KHGF with respect to the year ended September 30, 1995, previously delivered as set forth in Subsection 5.3, and liabilities incurred in the ordinary course of business subsequent to September 30, 1995 or otherwise previously disclosed to KOF, none of which has been materially adverse to the business assets or results of operations of KHGF.

         5.6 Litigation. There are no claims, actions, suits or proceedings pending or, to the knowledge of KHGF, threatened that would materially adversely affect KHGF or its assets or business or prevent or hinder consummation of the transactions contemplated hereby.

         5.7 Contracts. Except for contracts and agreements previously disclosed to KOF, under which no default exists (all of which will be terminated as of the Effective Date), KHGF is not a party to or subject to any material contract, debt, instrument, plan, lease, franchise, license, or permit of any kind or nature whatsoever.

         5.8 Portfolio Securities. All securities and other assets held as investments by KHGF as of the Effective Date will be owned by KHGF free and clear of any liens, claims, charges, options, and encumbrances, except as otherwise indicated in a schedule to be delivered to KOF prior to the Effective Date. The assets of KHGF do not include any assets not permitted under the KHGF Prospectus (as hereinafter defined). Except as disclosed to KOF prior to the Effective Date, none of such securities or other assets is, or, after the completion of the transactions contemplated by this Agreement, will be subject to any restrictions, legal or contractual, on the disposition thereof (including restrictions as to the public offering or sale thereof under the 1933 Act), and all such securities and other assets are or will be readily marketable.

         5.9 Taxes. The federal income tax returns of KHGF have been filed for all taxable years prior to and including September 30, 1994, and all taxes payable pursuant to such returns have been paid. KHGF has qualified as a regulated investment company under the Code in respect to each taxable year of KHGF since commencement of its operations.

         5.10 Registration/Proxy Statement. In connection with the Registration/Proxy Statement, KHGF will cooperate with KOF in the preparation of the proxy statement portion of the Registration/Proxy Statement, and will furnish to KOF the information relating to KHGF required by the 1933 Act and the regulations thereunder to be set forth in the Registration/Proxy Statement (including the Proxy Statement, Prospectus, and Statement of Additional Information). At the time the Registration/Proxy Statement becomes effective, the Registration/ Proxy Statement, insofar as it relates to KHGF (a) will comply in all material respects with the provisions of the 1933 Act and the regulations thereunder, and (b) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. In addition, at the time the Registration/Proxy Statement becomes effective, at the time of the meeting of the shareholders of KHGF referred to in Subsection 3.3, and on the Effective Date, the Proxy Statement, the Prospectus, and Statement of Additional Information, as amended or supplemented by any amendments or supplements filed by KOF insofar as they relate to KHGF, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         5.11 Capitalization. On December 31, 1995, 1,087,948 shares of KHGF were duly and validly issued and outstanding, fully-paid, and non-assessable by KHGF. KHGF does not have any outstanding options, warrants, or other rights to subscribe for or purchase any shares of KHGF, nor is there outstanding any security convertible into any shares of KHGF.

         5.12 Prospectus. The prospectus and statement of additional information of KHGF each dated January 30, 1996, ("KHGF Prospectus"), which have previously been furnished to KOF, did not contain as of such date and do not as of this date contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                                   SECTION 6.
                            CONDITIONS TO OBLIGATIONS
                        OF Keystone Hartwell Growth Fund

         The obligations of KHGF hereunder with respect to the consummation of the exchange of assets of KHGF for shares of KOF are subject to the satisfaction of the conditions set forth below in this Section.

         6.1 Shareholder Approval. This Agreement and the transactions set forth herein with respect to KHGF shall have been approved by the affirmative vote of the holders of a majority (as defined in the 1940 Act) of the outstanding voting shares of KHGF.

         6.2 Representations, Warranties and Agreements. KOF shall have complied with each of its agreements contained herein, each of the representations and warranties of KOF contained herein shall be true in all material respects as of the Effective Date, and, except as otherwise indicated in any financial statements of KOF audited or certified by the Treasurer of KOF, which may be delivered to KHGF on or prior to the last business day preceding the Effective Date, as of the Effective Date, there shall have been no material adverse change in the financial condition, results of operations, business, properties or assets of KOF since December 31, 1995. KHGF shall have received a certificate of the President of KOF satisfactory in form and substance to KHGF so stating; provided, however, that a decline in net asset value shall not constitute a material adverse change.

         6.3 Regulatory Approval. The Registration/Proxy Statement shall have been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto shall have been issued, and all approvals, registrations, and exemptions under federal and state laws considered to be necessary shall have been obtained.

         6.4 Dividends. KOF will declare to its shareholders of record on or prior to the Effective Date a dividend or dividends, which, together with all previous such dividends, shall have the effect of distributing to such shareholders as of the Effective Date, that portion of KOF's investment company taxable income (computed without regard to any deduction for dividends paid) and that portion of KOF's net realized capital gains which would have the effect of materially diluting the value of shares held by shareholders of either fund.

         6.5 Opinion of Counsel. KHGF shall have received the opinion of Rosemary D. Van Antwerp, General Counsel of Keystone Custodian Funds, Inc., dated the Effective Date, addressed to and in form and substance satisfactory to KHGF, to the effect that (a) KOF is a business trust duly organized and existing and in good standing under the laws of The Commonwealth of Massachusetts; (b) KOF is an open-end, diversified investment company of the management type registered under the 1940 Act; (c) this Agreement, the transactions provided for herein and the execution of this Agreement have been duly authorized and approved by all requisite action of KOF, and this Agreement has been duly executed and delivered by KOF and is a valid and binding obligation of KOF; (d) the Registration/Proxy Statement has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and all approvals, registrations and exemptions under federal and state laws considered to be necessary shall have been obtained; and (e) the shares of KOF to be issued in exchange for the assets of KHGF shall have been duly authorized and upon issuance thereof in accordance with this Agreement will be validly issued, fully paid and nonassessable.

         6.6(a) Secretary's Certificate. KHGF shall have received copies of the resolutions adopted by the Board of Trustees of KOF authorizing the execution of this Agreement by KOF and the transactions contemplated hereby, certified by the Secretary or an Assistant Secretary of KOF.

            (b) KHGF shall have received a certificate of the Secretary or an Assistant Secretary of KOF as to the signatures and incumbency of its officers who executed this Agreement on behalf of KOF and any other documents delivered in connection with the transactions contemplated hereby on behalf of KOF.

         6.7 Treasurer's Certificate. KOF shall have furnished to KHGF a statement of KOF's assets and liabilities with values determined as provided in
Section 1.1(d) of this Agreement, together with a list of the respective tax cost of the assets certified by KOF's Treasurer.

         6.8(a) Officer's Certificate. KHGF shall have received a certificate of an appropriate officer of KOF as to the fulfillment of all agreements and conditions on its part to be fulfilled hereunder on or prior to the Effective Date, and to the effect that the representations and warranties of KOF are true and correct in all material respects at and as of the Effective Date as if made at and as of such date.

            (b) KHGF shall have received a certificate of an appropriate officer of KOF that (i) material relating to KOF included in the Proxy Statement and in the KOF Prospectus that accompanied such Proxy Statement, taken together, is complete and correct and contained, as of the date of the Proxy Statement and as of the Effective Date, no untrue statement of a material fact and omitted no statement of a material fact required to be stated therein or necessary to make the statements contained therein not misleading; (ii) the Registration/Proxy Statement insofar as it relates to KOF complied otherwise with the regulations of the Commission applicable to the solicitation of proxies by registered investment companies; and (iii) KOF's Prospectus and Statement of Additional Information dated April 28, 1995 complied with the requirements of the 1933 Act and the rules and regulations of the Commission thereunder.

         6.9 Opinion of Tax Counsel. KHGF shall have received an opinion of Sullivan & Worcester that for federal income tax purposes (a) no gain or loss will be recognized by KHGF or KOF upon receipt by KOF of the assets transferred pursuant to this Agreement; (b) the basis to KOF of the assets will be the same as the basis of the assets in the hands of KHGF immediately before the exchange; and (c) KOF's holding periods with respect to the assets will include the respective periods for which the assets were held by KHGF.

         6.10 KPMG Peat Marwick LLP Letter. KHGF shall have received a letter from KPMG Peat Marwick LLP reporting on procedures performed by them to determine the accuracy of the computations required by Section 1.1(d) above.

                                   SECTION 7.
                CONDITIONS TO OBLIGATIONS OF Keystone Omega Fund.

         The obligations of KOF hereunder with respect to the consummation of the exchange of its shares for the assets and liabilities of KHGF are subject to the satisfaction of the conditions set forth below in this Section.

         7.1 Shareholder Approval. This Agreement and the transactions set forth herein with respect to KHGF shall have been approved by the affirmative vote of the holders of a majority (as defined in the Act) of the outstanding voting shares of KHGF.

         7.2 Representations, Warranties and Agreements. KHGF shall have complied with each of its agreements contained herein, each of the representations and warranties of KHGF contained herein shall be true in all material respects as of the Effective Date, and, except as otherwise indicated in any financial statements of KHGF audited or certified by the Treasurer of KHGF, which may be delivered to KHGF on or prior to the last business day preceding the Effective Date, as of the Effective Date, there shall have been no material adverse change in the financial condition, results of operations, business, properties, or assets of KHGF since September 30, 1995. KOF shall have received a certificate of the President of KHGF satisfactory in form and substance to KOF so stating; provided, however, that a decline in net asset value shall not constitute a material adverse change.

         7.3 Regulatory Approval. The Registration/Proxy Statement shall have been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto shall have been issued, and all approvals, registrations, and exemptions under federal and state laws considered to be necessary shall have been obtained.

         7.4 Dividends. KHGF will declare to its shareholders of record on or prior to the Effective Date a dividend or dividends, which, together with all previous such dividends, shall have the effect of distributing to such shareholders, as of the Effective Date, that portion of KHGF's investment company taxable income (computed without regard to any deduction for dividends paid) and that portion of KHGF's net realized capital gains which would have the effect of materially diluting the value of shares held by shareholders of either Fund.

         7.5 Opinion of Counsel. KOF shall have received the opinion of Rosemary
D. Van Antwerp, General Counsel of Keystone Custodian Funds, Inc., dated the Effective Date, addressed to and in form and substance satisfactory to KOF, to the effect that (a) KHGF is a business trust duly organized and existing and in good standing under the laws of The Commonwealth of Massachusetts; (b) KHGF is an open-end diversified investment company of the management type registered under the 1940 Act; (c) all approvals, registrations and exemptions under federal and state laws considered to be necessary have been obtained; and (d) this Agreement, the transactions provided for herein and the execution of this Agreement have been duly authorized and approved by all requisite action of KHGF, and this Agreement has been duly executed and delivered by KHGF and is a valid and binding obligation of KHGF.

         7.6(a) Secretary's Certificate. KOF shall have received copies of the resolutions adopted by the Board of Trustees of KHGF and its shareholders authorizing the execution of this Agreement on behalf of KHGF and the transactions contemplated hereby, each certified by the Secretary or an Assistant Secretary of KHGF.

            (b) KOF shall have received a certificate of the Secretary or an Assistant Secretary of KHGF as to the signatures and incumbency of its officers who executed this Agreement on behalf of KHGF and any other documents delivered in connection with the transactions contemplated thereby on behalf of KHGF.

         7.7 Treasurer's Certificate. KHGF shall have furnished to KOF a statement of KHGF's assets and liabilities with values determined as provided in
Section 1.1(d) of this Agreement, together with a list of the respective tax cost of the assets certified by KHGF's Treasurer.

         7.8(a) Officer's Certificate. KOF shall have received a certificate of an appropriate officer of KHGF as to the fulfillment of all agreements and conditions on its part to be fulfilled hereunder on or prior to the Effective Date, and to the effect that the representations and warranties of KHGF are true and correct in all material respects at and as of the Effective Date as if made at and as of such date.

            (b) KOF shall have received such other documents, including an opinion of Rosemary D. Van Antwerp, General Counsel to Keystone Custodian Funds, Inc., as KOF may reasonably request to show fulfillment of the purposes and conditions of this Agreement.

         7.9 Opinion of Tax Counsel. KOF shall have received an opinion of Sullivan & Worcester that for federal income tax purposes (a) no gain or loss will be recognized by KHGF or KOF upon receipt by KOF of the assets transferred pursuant to this Agreement; (b) the basis to KOF of the assets will be the same as the basis of the assets in the hands of KHGF immediately before the exchange; and (c) KOF's holding periods with respect to the assets will include the respective periods for which the assets were held by KHGF.

         7.10 KPMG Peat Marwick LLP Letter. KOF shall have received a letter from KPMG Peat Marwick LLP reporting on procedures performed by them to determine the accuracy of the computations required by Section 1.1(d) above.

         7.11 Other Acts. KHGF will, from time to time, as and when requested by KOF, execute and deliver or cause to be executed and delivered, all such assignments and other instruments, and will take and cause to be taken such further action, as KOF may deem necessary or desirable in order to vest in and confirm to KOF title to and possession of all the assets to be sold, assigned, transferred, and delivered hereunder and otherwise to carry out the intent and purpose of this Agreement.

                                   SECTION 8.
                                   AMENDMENT.

         By agreement in writing authorized by the Trustees of KHGF and KOF, the parties hereto may amend this Agreement at any time before or after approval hereof by the shareholders of KHGF; provided, however, that after such approval by the shareholders, no amendment shall be made that substantially changes the terms hereof.

                                   SECTION 9.
                            TERMINATION OF AGREEMENT.

         This Agreement may be terminated at any time prior to the Effective Date by either party hereto by written notice given to the other party hereto, without liability on the part of either party hereto or its respective Trustees, officers, or shareholders. In addition, unless the term of this Agreement is extended by mutual consent of the parties hereto, this Agreement shall be terminated without liability on the part of any of the foregoing as of the close of business on September 30, 1996, if the Effective Date is not on or prior to such date.

                                   SECTION 10.
                    WAIVER OF REPRESENTATIONS AND CONDITIONS.

         At any time prior to the Effective Date, either of the parties may by written instrument signed by it (a) waive any inaccuracies in the representations and warranties made to it contained herein; and (b) waive compliance with any of the covenants or conditions made for its benefit contained herein; but after approval by the shareholders, no waiver shall be made that substantially impacts the transactions contemplated hereby.

                                   SECTION 11.
                                    EXPENSES.

         (a) KOF will pay or cause to be paid all fees and expenses that it incurs in connection with the transaction contemplated by this Agreement, including, but not limited to, legal, accounting, custodian and transfer agents fees, as well as printing, mailing and other expenses in connection with the registration of its shares under the 1933 Act, and additional audit fees.

         (b) KHGF will pay or cause to be paid (i) all the costs of printing and mailing the Prospectus/Proxy Statement and other materials to KHGF shareholders and conducting proxy solicitations; and (ii) all other fees and expenses that it incurs in connection with the transaction contemplated by this Agreement, including, but not limited to, legal, accounting, custodian and transfer agents fees, and additional audit fees.

                                   SECTION 12.
                                INDEMNIFICATION.

         (a) KOF agrees to indemnify and hold harmless KHGF, its Trustees and officers against any and all claims, to the extent such claims are based upon, arise out of or relate to any untruthful or inaccurate representation, any omission of a material fact necessary to make a statement not misleading or any breach of any warranty or any failure to perform or comply with any of its covenants, conditions, or agreements set forth in this Agreement and any obligation or liability of KHGF specifically assumed by KOF pursuant to Section 1.1(a);

         (b) KHGF agrees to indemnify and hold harmless KOF, its Trustees and officers against any and all claims, to the extent such claims are based upon, arise out of or relate to any untruthful or inaccurate representation, any omission of a material fact necessary to make a statement not misleading or any breach of any warranty or any failure to perform or comply with any of its covenants, conditions or agreements set forth in this Agreement and any obligation or liability of KHGF (other than obligations and liabilities specifically assumed by KOF pursuant to the provisions of Section 1.1(a)) accruing on or prior to, or existing on the Effective Date or thereafter accrued.

         (c) Any claim for indemnification under paragraphs (a) and (b) based upon any untruthful or inaccurate representation or any breach of any warranty must be asserted within three years from the Effective Date. As used in this section, the word "claim" means any and all liabilities, obligations, losses, damages, deficiencies, demands, claims, penalties, assessments, judgments, actions, proceedings, and suits of whatever kind and nature and all costs and expenses (including, without limitation, reasonable attorneys' fees).

                                   SECTION 13.
                        SURVIVAL OF REPRESENTATIONS, ETC.

         The representations, warranties, covenants, and indemnifications provided for in this Agreement shall survive the Effective Date.

                                   SECTION 14.
                                    GENERAL.

         14.1 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed to have been delivered when deposited in the United States mail, postage pre-paid, registered or certified mail, return receipt requested addressed to the parties as set forth below:

To KHGF:                            Albert H. Elfner, III
                                    Chairman, President and Chief
                                      Executive Officer
                                    c/o Keystone Investments, Inc.
                                    200 Berkeley Street
                                    Boston, MA 02116

With a copy to:                     Rosemary D. Van Antwerp
                                    Senior Vice President and Secretary
                                    c/o Keystone Investments, Inc.
                                    200 Berkeley Street
                                    Boston, MA 02116

To KOF:                             Albert H. Elfner, III
                                    Chairman, President and Chief
                                      Executive Officer
                                    c/o Keystone Investments, Inc.
                                    200 Berkeley Street
                                    Boston, MA 02116

With a copy to:                     Rosemary D. Van Antwerp
                                    Senior Vice President and Secretary
                                    c/o Keystone Investments, Inc.
                                    200 Berkeley Street
                                    Boston, MA 02116

         The address of any of the foregoing may be changed by notice given to the other party in accordance with this Subsection.

         14.2 Recourse Limited. Each of KHGF and KOF is a Massachusetts business trust established under a Declaration of Trust, as amended from time to time. The obligations of each of KHGF and KOF are not personally binding upon, nor shall recourse be had against the private property of any of its Trustees, shareholders, officers, employees, or agents, but only property of KHGF or KOF, as the case may be, shall be bound.

         14.3 Entire Agreement. This Agreement supersedes all prior agreements between the parties whether written or oral, is intended as a complete and exclusive statement of the terms of the Agreement between the parties, and may not be changed or terminated orally.

         14.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been executed on behalf of KHGF and KOF and delivered to each of the parties hereto.

         14.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         14.6 No Third Party Rights. Nothing in this Agreement expressed or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement. In addition, the parties hereto represent and warrant that they have not employed any broker, finder, or intermediary in connection with this transaction who might be entitled to a finder's fee or other similar fee or commission.

         14.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.



[THIS REST OF THIS PAGE IS LEFT INTENTIONALLY BLANK.]

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.



                                          KEYSTONE HARTWELL GROWTH FUND

ATTEST:
                                            By:-------------------------
                                            Albert H. Elfner, III
                                            Chief Executive Officer and
                                            President
------------------------


                                               KEYSTONE OMEGA FUND

ATTEST:
                                            By:--------------------------
                                            Albert H. Elfner, III
                                            Chief Executive Officer and
                                            President
------------------------

                                                                       EXHIBIT B

                              FINANCIAL HIGHLIGHTS

                               Keystone Omega Fund
                  (For a Share outstanding throughout the year)



         The following table contains important financial information relating to the Fund and has been audited by KPMG Peat Marwick LLP, the Fund's independent auditors. The table appears in the Fund's Annual Report and should be read in conjunction with the Fund's financial statements and related notes, which also appear, together with the independent auditors' report, in the Fund's Annual Report. The Fund's financial statements, related notes and independent auditors' report are included in the statement of additional information. Additional information about the Fund's performance is contained in its Annual Report, which will be made available upon request and without charge.


FINANCIAL HIGHLIGHTS
(For a share outstanding throughout the year)

Keystone Omega Fund

FINANCIAL HIGHLIGHTS ---- CLASS A SHARES
(For a share outstanding throughout each year)


(Restubbed Table)

                                         Year Ended December 31,
                                                   ------------------------------------------------------------
                                                        1995         1994       1993     1992(b)        1991
---------------------------------------------------------------------------------------------------------------
Net asset value beginning of year                     $15.54       $17.11     $15.84      $17.68      $13.37
---------------------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment income (loss)                          0.00         0.04      (0.07)       0.00       (0.04)
  Net realized and unrealized gains (losses)
    on investments                                      5.58        (1.00)      3.07        0.39        6.92
---------------------------------------------------------------------------------------------------------------
    Total from investment operations                    5.58        (0.96)      3.00        0.39        6.88
---------------------------------------------------------------------------------------------------------------
Less distributions from:
  Net investment income                                 0.00         0.00       0.00        0.00       (0.02)
  In excess of net investment income                    0.00         0.00       0.00        0.00       (0.05)
  Capital gains                                        (1.56)       (0.61)     (1.73)      (2.23)      (2.50)
---------------------------------------------------------------------------------------------------------------
    Total distributions                                (1.56)       (0.61)     (1.73)      (2.23)      (2.57)
---------------------------------------------------------------------------------------------------------------
Net asset value end of year                           $19.56       $15.54     $17.11      $15.84      $17.68
---------------------------------------------------------------------------------------------------------------

Total return(a)                                        36.94%     (5.66%)      19.33%       4.00%      54.49%
Ratios/supplemental data
Ratios to average net assets:
  Total expenses                                        1.38%(c)     1.41%      1.51%       1.52%       1.57%
  Net investment income (loss)                          0.00%        0.27%   (0.48%)     (0.01%)     (0.31%)
Portfolio turnover rate                                  159%         137%       162%        176%        115%
---------------------------------------------------------------------------------------------------------------
Net assets end of year (thousands)                  $135,079      $99,569    $90,404     $73,144     $58,671
---------------------------------------------------------------------------------------------------------------

(a) Excluding applicable sales charges.
(b) Calculated on average shares outstanding
(c) The annualized expense ratio includes indirectly paid expenses for the year ended December 31, 1995. Excluding indirectly paid expenses, the expense ratio would have been 1.37%.
(d) Includes $0.17 per share relating to a special non-recurring distribution from Inco Limited.

                             Year Ended December 31,
                                                    1990      1989       1988        1987      1986
                                                  ---------------------------------------------------
-----------------------------------------------------------------------------------------------------
Net asset value beginning of year                 $16.03    $13.66     $12.08      $13.44    $14.12
-----------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment income (loss)                      0.11      0.17       0.30 (d)    0.02      0.23
  Net realized and unrealized gains (losses)
    on investments                                 (0.39)     4.30       1.40        1.11      1.49
-----------------------------------------------------------------------------------------------------
    Total from investment operations               (0.28)     4.47       1.70        1.13      1.72
-----------------------------------------------------------------------------------------------------
Less distributions from:
  Net investment income                            (0.25)    (0.20)     (0.12)      (0.24)    (0.28)
  In excess of net investment income               (0.04)     0.00       0.00        0.00      0.00
  Capital gains                                    (2.09)    (1.90)      0.00       (2.25)    (2.12)
-----------------------------------------------------------------------------------------------------
    Total distributions                            (2.38)    (2.10)     (0.12)      (2.49)    (2.40)
-----------------------------------------------------------------------------------------------------
Net asset value end of year                       $13.37    $16.03     $13.66      $12.08    $13.44
-----------------------------------------------------------------------------------------------------

Total return(a)                                  (2.38%)     33.05%     14.05%       8.27%    12.07%
Ratios/supplemental data
Ratios to average net assets:
  Total expenses                                    1.73%     1.84%      1.78%       1.99%     1.47%
  Net investment income (loss)                      0.70%     1.03%      2.22%       0.13%     1.60%
Portfolio turnover rate                              108%       77%        84%        106%      178%
-----------------------------------------------------------------------------------------------------
Net assets end of year (thousands)               $38,531   $39,682    $33,951     $30,246   $31,812
-----------------------------------------------------------------------------------------------------

(a) Excluding applicable sales charges.
(b) Calculated on average shares outstanding
(c) The annualized expense ratio includes indirectly paid expenses for the year ended December 31, 1995. Excluding indirectly paid expenses, the expense ratio would have been 1.37%.
(d) Includes $0.17 per share relating to a special non-recurring distribution from Inco Limited.

See Notes to Financial Statements.

Keystone Omega Fund

FINANCIAL HIGHLIGHTS ---- CLASS B SHARES
(For a share outstanding throughout each year)

                                                                                                        August 2, 1993
                                                                                                       (Date of Initial
                                                               Year Ended December 31,               Public Offering) to
                                                                       1995                 1994       December 31, 1993
-----------------------------------------------------------------------------------------------------------------------------
Net asset value beginning of year                                    $15.34               $17.06                  $17.29
-----------------------------------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment loss                                                 (0.09)               (0.06)                  (0.05)
  Net realized and unrealized gains (losses) on investments            5.41                (1.05)                   1.55
-----------------------------------------------------------------------------------------------------------------------------
    Total from investment operations                                   5.32                (1.11)                   1.50
-----------------------------------------------------------------------------------------------------------------------------
Less distributions from:
  Capital gains                                                       (1.56)               (0.61)                  (1.73)
-----------------------------------------------------------------------------------------------------------------------------
    Total distributions                                               (1.56)               (0.61)                  (1.73)
-----------------------------------------------------------------------------------------------------------------------------
Net asset value end of year                                          $19.10               $15.34                  $17.06
-----------------------------------------------------------------------------------------------------------------------------

Total return(b)                                                       35.70%             (6.57%)                    9.02%
Ratios/supplemental data
Ratios to average net assets:
  Total expenses                                                       2.29%(c)             2.30%                   2.57%(a)
  Net investment loss                                                 (0.94%)              (0.58%)                   (1.73%)(a)
Portfolio turnover rate                                                 159%                 137%                    162%
-----------------------------------------------------------------------------------------------------------------------------
Net assets end of year (thousands)                                  $71,636              $32,266                  $7,423
-----------------------------------------------------------------------------------------------------------------------------

(a)    Annualized.
(b)    Excluding applicable sales charge.
(c) The annualized expense ratio includes indirectly paid expenses for the year ended December 31, 1995. Excluding indirectly paid expenses, the expense ratio would have been 2.27%.


See Notes to Financial Statements.

Keystone Omega Fund

FINANCIAL HIGHLIGHTS ---- CLASS C SHARES
(For a share outstanding throughout each year)

                                                                                                           August 2, 1993
                                                                                                          (Date of Initial
                                                                Year Ended December 31,                 Public Offering) to
                                                                       1995               1994           December 31, 1993
-----------------------------------------------------------------------------------------------------------------------------
Net asset value beginning of year                                    $15.37             $17.09                       $17.29
-----------------------------------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment loss                                                 (0.13)             (0.07)                       (0.06)
  Net realized and unrealized gains (losses) on investments            5.45              (1.04)                        1.59
-----------------------------------------------------------------------------------------------------------------------------
   Total from investment operations                                    5.32              (1.11)                        1.53
-----------------------------------------------------------------------------------------------------------------------------
Less distributions from:
  Capital gains                                                       (1.56)             (0.61)                       (1.73)
-----------------------------------------------------------------------------------------------------------------------------
   Total distributions                                                (1.56)             (0.61)                       (1.73)
-----------------------------------------------------------------------------------------------------------------------------
Net asset value end of year                                          $19.13             $15.37                       $17.09
-----------------------------------------------------------------------------------------------------------------------------

Total return(b)                                                       35.62%           (6.56%)                         9.20%
Ratios/supplemental data
Ratios to average net assets:
  Total expenses                                                       2.30%(c)           2.30%                        2.48%(a)
  Net investment loss                                                 (0.91%)            (0.63%)                      (1.64%)(a)
Portfolio turnover rate                                                 159%               137%                         162%
-----------------------------------------------------------------------------------------------------------------------------
Net assets end of year (thousands)                                  $13,963             $9,900                       $3,620
-----------------------------------------------------------------------------------------------------------------------------

(a)    Annualized.
(b)    Excluding applicable sales charges.
(c) The annualized expense ratio includes indirectly paid expenses for the year ended December 31, 1995. Excluding indirectly paid expenses, the expense ratio would have been 2.29%.


See Notes to Financial Statements.

                                     PART B

                                                                          Part B

          INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                               KEYSTONE OMEGA FUND

                       Statement of Additional Information

                                February 26, 1996



         This Statement of Additional Information contains or incorporates by reference material which may be of interest to investors but which is not included in the Prospectus/Proxy Statement ("Prospectus") of Keystone Omega Fund dated April 28, 1995, as supplemented June 1, 1995. This Statement is not a Prospectus and is authorized for distribution only when it accompanies or follows delivery of the above-referenced Prospectus. This Statement should be read in conjunction with the Prospectus. Copies of the Prospectus can be obtained by writing to Keystone Omega Fund, 200 Berkeley Street, Boston, Massachusetts 02116-5034, or calling (800) 343-2898.


                                TABLE OF CONTENTS


         This Statement of Additional Information contains or incorporates by reference the following:

I. Statement of Additional Information of Keystone Omega Fund dated April 28, 1995, as supplemented June 1, 1995, which is hereby incorporated by reference herein.

II. Annual Report of Keystone Omega Fund for the fiscal year ended December 31, 1995, which is hereby incorporated by reference herein.

III.     Statement of Additional Information of Keystone Hartwell
         Growth Fund dated January 30, 1996, which is hereby incorporated by reference herein.

IV. Annual Report of Keystone Hartwell Growth Fund for the fiscal year ended September 30, 1995, which is hereby incorporated by reference herein.

V. Pro Forma Combined Statement of Assets and Liabilities of Keystone Hartwell Growth Fund and Keystone Omega Fund as of December 31, 1995 and the Combined Statement of Operations for the fiscal year ended December 31, 1995.

                                     PART C

                                                                          Part C

                                OTHER INFORMATION



Item 15.  Indemnification
          ---------------
         Provisions for the indemnification of the Registrant's Trustees and officers are contained in Article VIII of Registrant's form of Declaration of Trust, a copy of which was filed with Post-Effective Amendment No. 24 to Registration Statement No. 2-28183/811-1600 as Exhibit 24(b)(1) and is incorporated by reference herein.

         Provisions for the indemnification of Keystone Investment Distributors Company, the Registrant's Principal Underwriter, are contained in Section 9 of the Principal Underwriting Agreement between Registrant and Keystone Investment Distributors Company, a copy of the form of which was filed with Post-Effective Amendment No. 24 to Registration Statement No. 2-28183/811-1600 as Exhibit 24(b)(6)(A) and is incorporated by reference herein.

         Provisions for the indemnification of Keystone Management, Inc. and Keystone Investment Management Company, Registrant's investment manager and adviser, respectively, are contained in Section 6 of the Investment Management Agreement between Registrant and Keystone Management, Inc., a copy of the form of which was filed with Post-Effective Amendment No. 24 to Registration Statement No. 2-28183/811-1600 and is incorporated by reference herein.

Item 16.  Exhibits
          --------
1. A copy of Registrant's form of Declaration of Trust was filed with Post-Effective Amendment No. 24 to
                  Registration Statement No. 2-28183/811-1600 and is incorporated by reference herein.

2. A copy of Registrant's By-Laws was filed with Post-Effective Amendment No. 24 to Registration Statement No. 2-28183/811-1600 and is incorporated by reference herein.

3.                Not applicable.

4. Agreement and Plan of Reorganization constitutes Exhibit A included in Part A hereof.

5.       (a)      Registrant's Prospectus and Statement of Additional
                  Information was filed with Registrant's Post-Effective
                  Amendment No. 24 to Registration Statement No. 2-
                  28183/811-1600 in Part A and is incorporated by reference herein.

         --------

         (b)      Registrant's Declaration of Trust, Articles III, V, and
                  VI.

         (c)      Registrant's By-Laws, Article 2, Section 2.5.

6.       (a)      A copy of the Investment Management Agreement between
                  Registrant and Keystone Management, Inc. was filed with Post-Effective Amendment No. 24 to Registration
                  Statement No. 2-28183/811-1600 and is incorporated by reference herein.

         (b) A copy of the Investment Advisory Agreement, between Keystone Management, Inc. and Keystone Investment Management Company (formerly Keystone Custodian Funds, Inc.) was filed with Post-Effective Amendment No. 24 to Registration Statement No. 2-28183/811-1600 and is incorporated by reference herein.

7.       (a)      A copy of the form of Principal Underwriting Agreement
                  between Registrant and Keystone Investment Distributors
                  Company (formerly Keystone Distributors, Inc.) was filed with Post-Effective Amendment No. 24 to
                  Registration Statement No. 2-28183/811-1600 as Exhibit
                  24(b)(6)(A) and is incorporated by reference herein.

         (b) A copy of the form of Dealer Agreement used by Keystone Investment Distributors Company was filed with Post-Effective Amendment No. 20 to Registration Statement No. 2-28183/811-1600 as Exhibit 24(b)(6)(B) and is
                  incorporated by reference herein.

8.                Not applicable.

9. A copy of the form of Custodian, Fund Accounting and Recordkeeping Agreement between Registrant and State Street Bank and Trust Company was filed with Post-Effective Amendment No. 24 to Registration Statement No. 2-28183/811-1600 as Exhibit 24(b)(8) and is
                  incorporated by reference herein.

10.               A copy of the Registrant's Class A, B, and C
                  Distribution Plans adopted pursuant to Rule 12b-1 were filed with Post-Effective Amendment No. 24 to
                  Registration Statement No. 2-28183/811-1600 as part of
                  Exhibit 24(b)(15) is incorporated by reference herein.

11. An Opinion and Consent of Counsel as to the legality of the securities registered by Registrant is filed herewith as Exhibit 11.

         --------

12. Opinion and Consent of Counsel as to tax matters and consequences to shareholders is filed herewith as
                  Exhibit 12.

13.               Not applicable.

14.               Consent of Independent Auditors is filed herewith as
                  Exhibit 14.

15.               Not applicable.

16.               Powers of Attorney are filed herewith as Exhibit 16.

17.               a.       Copies of Registrant's Declaration under Rule
                           24f-2 and an opinion and consent of counsel dated
                           January 27, 1995 as to the legality of shares being registered are filed herewith as Exhibit
                           17(a).

                  b.       Form of Proxy Card is filed herewith as Exhibit
                           17(b).

                  c. Registrant's prospectus dated April 28, 1995, as supplemented June 1, 1995, is filed herewith as
                           Exhibit 17(c).

                  d. Registrant's most recent Annual Report is filed herewith as Exhibit 17(d).

Item 17.  Undertakings
          ------------
         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, by the undersigned, thereunto duly authorized, in the City of Boston, in The Commonwealth of Massachusetts, on the 26th day of January, 1996.


                                                  KEYSTONE OMEGA FUND


                                           By:/s/ Rosemary D. Van Antwerp
                                              ---------------------------
                                              Rosemary D. Van Antwerp
                                              Senior Vice President, General
                                              Counsel and Secretary


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 26th day of January, 1996.


SIGNATURES                                   TITLE
----------                                   -----

/s/ George S. Bissell                        Chairman of the Board and Trustee
-------------------------
George S. Bissell*


/s/ Albert H. Elfner, III                    Chief Executive Officer, President
-------------------------                    and Trustee
Albert H. Elfner, III*


/s/ J. Kevin Kenely                          Treasurer (Principal Financial
-------------------------                    and Accounting Officer)
J. Kevin Kenely*


                                        *By:/s/ Melina M.T. Murphy
                                            ----------------------
                                             Melina M.T. Murphy**
                                             Attorney-in-Fact

SIGNATURES                    TITLE


/s/ Frederick Amling
-------------------------                            Trustee
Frederick Amling*


/s/ Charles A. Austin, III
-------------------------                            Trustee
Charles A. Austin, III*


/s/ Edwin D. Campbell
-------------------------                            Trustee
Edwin D. Campbell*


/s/ Charles F. Chapin
-------------------------                            Trustee
Charles F. Chapin*


/s/ K. Dun Gifford
-------------------------                            Trustee
K. Dun Gifford*


/s/ Leroy Keith, Jr.
-------------------------                            Trustee
Leroy Keith, Jr.*


/s/ F. Ray Keyser, Jr.
-------------------------                            Trustee
F. Ray Keyser, Jr.*


/s/ David M. Richardson
-------------------------                            Trustee
David M. Richardson*


/s/ Richard J. Shima
-------------------------                            Trustee
Richard J. Shima*


/s/ Andrew J. Simons
-------------------------                            Trustee
Andrew J. Simons*



                                                *By:/s/ Melina M.T. Murphy
                                                    -------------------------
                                                    Melina M.T. Murphy**
                                                    Attorney-in-Fact


** Melina M.T. Murphy, by signing her name hereto, does hereby sign this document on behalf of each of the above-named individuals pursuant to powers of attorney duly executed by such persons and attached hereto as Exhibit 24(b)(16).

                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, by the undersigned, thereunto duly authorized, in the City of Boston, in The Commonwealth of Massachusetts, on the 26th day of January, 1996.


                                               KEYSTONE OMEGA FUND


                                           By:
                                              -------------------------------
                                              Rosemary D. Van Antwerp*
                                              Senior Vice President, General
                                              Counsel and Secretary


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 26th day of January, 1996.


SIGNATURES                    TITLE


/s/ George S. Bissell                    Chairman of the Board and Trustee
-------------------------
George S. Bissell*


/s/ Albert H. Elfner, III                Chief Executive Officer, President
-------------------------                and Trustee
Albert H. Elfner, III*


/s/ J. Kevin Kenely                      Treasurer (Principal Financial
-------------------------                and Accounting Officer)
J. Kevin Kenely*



                                        *By:---------------------------------
                                            Melina M.T. Murphy**
                                            Attorney-in-Fact

SIGNATURES                                           TITLE
----------                                           -----

/s/ Frederick Amling                                 Trustee
-------------------------
Frederick Amling*


/s/ Charles A. Austin, III                           Trustee
-------------------------
Charles A. Austin, III*


/s/ Edwin D. Campbell                                Trustee
-------------------------
Edwin D. Campbell*


/s/ Charles F. Chapin                                Trustee
-------------------------
Charles F. Chapin*


/s/ K. Dun Gifford                                   Trustee
-------------------------
K. Dun Gifford*


/s/ Leroy Keith, Jr.                                 Trustee
-------------------------
Leroy Keith, Jr.*


/s/ F. Ray Keyser, Jr.                               Trustee
-------------------------
F. Ray Keyser, Jr.*


/s/ David M. Richardson                              Trustee
-------------------------
David M. Richardson*


/s/ Richard J. Shima                                 Trustee
-------------------------
Richard J. Shima*


/s/ Andrew J. Simons                                 Trustee
-------------------------
Andrew J. Simons*



                                                    *By:
                                                        -----------------------
                                                        Melina M.T. Murphy**
                                                        Attorney-in-Fact


** Melina M.T. Murphy, by signing her name hereto, does hereby sign this document on behalf of each of the above-named individuals pursuant to powers of attorney duly executed by such persons and attached hereto as Exhibit 24(b)(16).

                               KEYSTONE OMEGA FUND

                          KEYSTONE HARTWELL GROWTH FUND



                          PRO FORMA COMBINED FINANCIALS




1.       STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 1995



2.       STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED
         DECEMBER 31, 1995 AND RELATED NOTES TO FINANCIALS

KEYSTONE  OMEGA FUND
KEYSTONE HARTWELL GROWTH FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES--DECEMBER 31, 1995 (Unaudited)
                                                                            Keystone      Keystone Hartwell         Proforma
                                                                           Omega Fund        Growth Fund            Combined
-----------------------------------------------------------------------    -------------    ---------------       -------------
Assets:
  Investments at market value (a)                                           $219,696,775        $21,047,319        $240,744,094
-----------------------------------------------------------------------    -------------    ---------------       -------------
    Total investments and foreign currency holdings                          219,696,775         21,047,319         240,744,094
-----------------------------------------------------------------------    -------------    ---------------       -------------
  Cash                                                                               134                769                 903
  Receivable for:
    Investments sold                                                           1,145,278                  0           1,145,278
    Dividends and interest                                                       165,605             21,961             187,566
    Fund shares sold                                                             880,289             14,474             894,763
  Prepaid expenses and other assets                                               61,235             35,442              96,677
-----------------------------------------------------------------------    -------------    ---------------       -------------
    Total assets                                                             221,949,316         21,119,965         243,069,281
-----------------------------------------------------------------------    -------------    ---------------       -------------
Liabilities:
  Payable for:
    Investments purchased                                                      1,215,722                  0           1,215,722
    Fund shares redeemed                                                          52,687             13,322              66,009
  Other liabilities                                                                2,517                  0               2,517
-----------------------------------------------------------------------    -------------    ---------------       -------------
    Total liabilities                                                          1,270,926             13,322           1,284,248
-----------------------------------------------------------------------    -------------    ---------------       -------------
Net assets                                                                  $220,678,390        $21,106,643        $241,785,033
=======================================================================    =============    ===============       =============
Net assets represented by:
  Paid-in capital                                                           $177,670,527        $16,961,985        $194,632,512
  Accumulated distributions in excess of net investment income                         0           (659,310)           (659,310)
  Accumulated net realized gains (losses) on investment transactions           4,625,602         (3,290,894)          1,334,708
  Net unrealized appreciation (depreciation) on investments
    and other assets and liabilities                                          38,382,261          8,094,862          46,477,123
-----------------------------------------------------------------------    -------------    ---------------       -------------
   Total net assets (b)                                                     $220,678,390        $21,106,643        $241,785,033
=======================================================================    =============    ===============       =============

Net asset value and redemption price per share:
  Class A Shares ($19.56, $19.44 and $19.56 on 6,907,644, 997,722 and
     7,899,379 shares outstanding, respectively) (c)                        $135,078,994        $19,398,331        $154,477,325
  Class B Shares ($19.10, $18.97 and $19.10 on 3,751,051, 64,079 and
     3,814,683 shares outstanding, respectively) (c)                          71,635,998          1,215,375          72,851,373
  Class C Shares ($19.13, $18.85 and $19.13 on 730,073, 26,147 and
     755,841 shares outstanding, respectively) (c)                            13,963,398            492,937          14,456,335
-----------------------------------------------------------------------    -------------    ---------------       -------------
                                                                            $220,678,390        $21,106,643        $241,785,033
=======================================================================    =============    ===============       =============

Offering price per share:
  Class A Shares (including sales charges of 5.75%)                               $20.75             $20.63              $20.75
=======================================================================    =============    ===============       =============
  Class B Shares                                                                  $19.10              18.97              $19.10
=======================================================================    =============    ===============       =============
  Class C Shares                                                                  $19.13              18.85              $19.13
=======================================================================    =============    ===============       =============

(a) Identified Cost of Investments:                                    (b) Class A shares after merger:
  Keystone Omega Fund                         $181,314,514             (KHGF net assets / KOF nav) + (KOF shares o/s)
  Keystone Hartwell Growth Fund                 12,952,457
                                              -----------
     Total Identified Cost of Investments     $194,266,971             (KHGF net assets / KOF nav )
                                              ============                   $19,398,331 /           $19.56 =           991,735
                                                                       add KOF shares outstanding                     6,907,644
                                                                                                                      ---------
                                                                                                                      7,899,379
                                                                                                                      =========
                                                                       Class B shares after merger:
                                                                       (KHGF net assets / KOF nav) + (KOF shares o/s)

                                                                       (KHGF net assets / KOF nav )
                                                                              $1,215,375 /           $19.10 =            63,632
                                                                       add KOF shares outstanding                     3,751,051
                                                                                                                      ---------
                                                                                                                      3,814,683
                                                                                                                      =========
                                                                       Class C shares after merger:
                                                                       (KHGF net assets / KOF nav) + (KOF shares o/s)

                                                                       (KHGF net assets / KOF nav )
                                                                                $492,937 /           $19.13 =            25,768
                                                                       add KOF shares outstanding                       730,073
                                                                                                                      ---------
                                                                                                                        755,841
                                                                                                                      =========

KEYSTONE OMEGA FUND
KEYSTONE HARTWELL GROWTH FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS--Year Ended December 31, 1995 (Unaudited)

                                                     Keystone        Keystone Hartwell     Annualized      Annualized
                                                    Omega Fund          Growth Fund         Proforma        Proforma
                                                    Annualized          Annualized        Adjustments       Combined
-------------------------------------------------  ----------        -------------        ----------     -----------
Investment income
  Interest                                           $695,345              $28,938              N/A         $724,283
  Dividends                                         1,626,337              106,767              N/A        1,733,104
-------------------------------------------------  ----------        -------------        ----------     -----------
                                                    2,321,682              135,705                         2,457,387
Expenses (Notes 1 and 3):
  Management fee                                    1,280,436              138,532           (5,328)       1,413,640
  Transfer agent fees                                 565,768               83,684          (24,865)         624,587
  Accounting                                           15,027                9,506           (9,506)          15,027
  Auditing and legal                                   36,881               23,867          (23,000)          37,748
  Custodian fees                                      103,716               21,876                0          125,592
  Printing expenses                                    24,434               24,241          (20,000)          28,675
  Trustees' fee and expenses                            7,179                    0                0            7,179
  Distribution Plan expenses                          745,640               27,441                0          773,081
  Registration fees                                    82,006               44,383                0          126,389
-------------------------------------------------  ----------        -------------        ----------     -----------
  Miscellaneous expenses                               32,192                2,049          (10,000)          24,241
-------------------------------------------------  ----------        -------------        ----------     -----------
    Total expenses                                  2,893,279              375,579          (92,699)       3,176,159
-------------------------------------------------  ----------        -------------        ----------     -----------
    Less: Expenses paid indirectly                    (22,735)              (2,174)                          (24,909)
-------------------------------------------------  ----------        -------------                       -----------
    Net expenses                                    2,870,544              373,405                         3,151,250
-------------------------------------------------  ----------        -------------                       -----------
  Net investment income                             ($548,862)           ($237,700)                        ($693,863)
-------------------------------------------------  ----------        -------------                       -----------

                     KEYSTONE HARTWELL GROWTH FUND ("KHGF")
                              PROPOSED MERGER WITH
                          KEYSTONE OMEGA FUND ("KOF")

                           NOTES TO PRO FORMA COMBINED
                        FINANCIAL STATEMENTS (Unaudited)

1. Basis of Combination. On January 26, 1996 , KHGF and KOF entered into an Agreement and Plan of Reorganization ("Agreement") whereby, subject to approval by the shareholders of KHGF, KOF will acquire the assets and assume the liabilities of the HGF. This merger of the funds will be accounted for by the pooling-of-interests method of accounting. The pro forma combined statement of assets and liabilities reflects the financial position of KOF and KHGF at December 31, 1995 as though the merger occurred as of that date. The pro forma combined statement of operations reflects the results of operations of KOF and the KHGF for the year ended December 31, 1995 as though the merger occurred at the beginning of period presented.

The pro forma combined financial statements reflect the estimated expenses of both funds in carrying out their obligations under the Agreement. They consist of management's estimates of accounting fees, printing costs and mailing charges related to the proposed merger.

2. Capital Shares. The number of additional shares of the Classes issued was calculated by dividing the net asset value of the Share Classes of KHGF at December 31, 1995 by the net asset value per share of the Classes of KOF at December 31, 1995 of $19.56, $19.10 and $19.13 respectively. The pro forma combined number of Class A shares outstanding of 7,899,379 consists of the 991,735 shares issuable to the KHGF pursuant to the Agreement and the 6,907,644 Class A shares of the KOF outstanding at December 31, 1995.
The pro forma combined number of Class B shares outstanding of 3,814,683 consists of the 63,632 shares issuable to the KHGF pursuant to the Agreement, and the 3,751,051 Class B shares of the KOF outstanding at December 31, 1995. The pro forma combined number of Class C shares outstanding of 755,841 consists of the 25,768 shares issuable to the KHGF pursuant to the Agreement and the 730,073 Class C shares of the KOF outstanding at December 31,1995.

3. Pro forma operating expenses. Certain expenses have been adjusted in the pro forma statement of operations to reflect the expenses of the combined entity more closely. Pro forma operating expenses include the actual expenses of the KOF and the KHGF, adjusted for certain items which are factually supportable. These adjustments relate to management fees and other operating expense which have been recomputed using the rates and the combined average net asset values of the funds existing during the year. The pro forma combined expenses are subject to Blue Sky state expense limitations. No adjustment has been made for possible limitations during the period presented.